



Ar

2003



Active Throughout the Life

of a Well


RPC
An Oil & Gas Services Company









Providing Services for Diverse Well

Operations

There are different types of oil and natural gas wells located on land or underneath the ocean floor, and throughout their life cycles companies operating them need a variety of services to create and enhance production. From initially drilling the well to completing it in a way that maximizes initial production, through routine maintenance and the occasional emergency situation, a well operator spends significant money, effort and time managing its investment.

By any standard, oil and gas wells require sizeable capital, demanding quality equipment and the best professional expertise to maximize returns. However, it's financially impractical for a well operator to own the equipment and have on staff experts with the technical expertise to meet all of a well's needs. That's where RPC comes into the picture. Knowing the many services and types of equipment that a well needs during its life, we provide tools and other equipment a customer uses to drill a well, and the experienced people and equipment to help our customers maintain and maximize its value. In short, we have the capability to help customers throughout the life of a well.

Oil and gas wells possess diverse characteristics. Having been in the business under current management since 1973, our tenured experts have encountered almost every situation that can occur in a well's life cycle. Prepared for any event, RPC offers a broad range of specialized—and often customized—services to help the industry maximize oil and gas production.



Contributions to Consolidated Revenues


RPC

Corporate Profile—RPC Incorporated is an oil and *gas services company that provides a broad range of* specialized oilfield services and equipment primarily to independent and major oilfield companies engaged in the exploration, production and development of oil and gas properties throughout the United States and selected international locations. RPC is headquartered in Atlanta, Georgia, and its common shares are traded on the New York Stock Exchange under the ticker symbol RES. Visit our corporate web site at www.rpc.net.



In 2003, RPC continued to grow as a single source of customized, production-related services spanning the years of an oil or gas well's life.

Pursuing Attractive Growth

Opportunities

Dear Stockholders—Fiscal 2003 was a better year for RPC than 2002, as the domestic oilfield recovered and we were positioned to take advantage of our customers' improved activity levels. Recovering domestic and international economies, as well as concern over natural gas storage levels, have led to increases in natural gas and oil prices. Although certain segments of our market, notably the Gulf of Mexico, were weak in 2003, the overall domestic average rig count rose by 24 percent to 1,029, compared to 2002. The price of natural gas increased by 64 percent, and oil, by 19 percent. Despite these improvements, RPC faced several challenges during the year. In addition to Gulf of Mexico weakness, the domestic oilfield remained competitive, with pricing and utilization below peak 2001 levels. Although industry conditions improved during the year, our customers' activities still have not reached expected levels given current oil and natural gas prices.

For 2003, RPC's revenues increased 29.4 percent to $270,527,000, compared to $209,030,000 in 2002. Net income increased to $10,893,000 or $.38 diluted earnings per share, compared to a net loss in 2002 of $5,260,000, or $.19 diluted loss per share. Responding to the improving environment, our management positioned our resources to take advantage of attractive business opportunities by increasing investments for current operations and future growth.

We are pleased with progress made during 2003. In April, we acquired the production rental tool company Bronco Oilfield Services, combining it with a similar operation within our Technical Services segment. We also increased capital expenditures for operating equipment from $22 million in 2002 to $30 million in 2003. In spite of these investments, RPC continued to maintain a strong balance sheet and improve its cash position, ending the year with $22,302,000 in cash and cash equivalents, compared to $11,533,000 in 2002. In this year of a mild upturn in the oilfield services industry, we strengthened both our ability to meet customers' needs through targeted investments and our financial resources for doing so. We also continued to fulfill our duty to stockholders by focusing on, and ensuring compliance with, the new regulatory environment in which public companies operate.

Technical Services was once again the stronger of RPC's two oil and gas services segments. It accounted for 83 percent of our oil and gas revenues in 2003, with revenues increasing 32.2 percent over 2002. Customers continued to call on our team of seasoned professionals and equipment for a variety of needs throughout the years of a well's life cycle—from routine production enhancement at the end of a new well's drilling phase to controlling a costly and potentially dangerous blowout. Our Technical Services segment also was strengthened by the Bronco Oilfield Services acquisition. Operating in south Texas, Bronco was combined with the operations of an earlier acquisition serving customers in Oklahoma. This combined operation is expanding into new domestic markets where our customers have a need for these services.

As customer demand increased for our equipment for both drilling and production, Support Services revenues accounted for 17 percent of our oil and gas revenues in 2003, with revenues increasing by 22.7 percent over 2002. We have recently identified several project-related investment opportunities for this important segment that we expect will enhance financial performance in coming years.

We are pleased to have improved results compared to 2002, and, as we announced in January 2004, to share our success with our stockholders in the form of a 20 percent increase in our quarterly dividend. Seeking ways to improve performance that are consistent with our conservative financial philosophy and management practices, RPC continues to explore attractive revenue growth opportunities throughout the many years of a well's life in both domestic and international markets. We express gratitude to our employees for their dedicated service, stockholders for their continued support, and valued customers for choosing us to help them reach their goals throughout their wells' life cycles.

March 5, 2004

R. Randall Rollins
Chairman of the Board

Richard A. Hubbell
President and Chief Executive Officer

Diverse Revenue Streams Creating a

Strong Bottom Line

One of the largest and most important industries in the world, the oil and gas industry encompasses a wide variety of activities ranging from exploration for new reserves to distribution of refined products to consumers. RPC provides services during many parts of the drilling and production phases of an oil and gas well—throughout its entire life cycle.

Customers use many of our diverse services throughout their wells' lives. From the time that an operator finds an oil or natural gas deposit until he decides to plug the well and leave it—a period which can be many years—our services can be in demand. For example, in the drilling phase of a well's life cycle, a customer can rent our specialized tools to assist in the drilling of a well. As it is being completed, a fracturing or acid job performed by our largest service line, pressure pumping, may be required to start the well producing at the highest rate possible to maximize the customer's return on investment from the beginning. During a well's productive life, there are many times when a customer may need us to stimulate or monitor production using our pressure pumping or well testing services, perform other maintenance services using our coiled tubing, downhole tools or snubbing services, or respond to a well control emergency with our expert staff. And, when continued operation is no longer justified by the amount of oil and gas it is producing, we can help plug the well.

Providing a wide range of services used in a well's drilling and production processes to domestic and international oilfield customers, RPC is more diversified than many of its peers, both in terms of services offered and customers served.


806

Diversification of both services offered and customers served contributes to RPC's financially sound balance sheet.

We believe that our diversification gives us major advantages that positively impact our bottom line. First, because we offer such a wide range of services often complementing each other, a customer can use RPC services during the many years of a well's existence. This creates a long-term relationship that provides continuing revenue from our existing customer base. Secondly, it gives us the unique opportunity to be a single point of contact for production-related services over the life of the well—a key marketing differentiator helping attract new customers and build additional revenue.

In addition to diverse service offerings, RPC serves a diverse customer base. We deliver our services to a wide variety of customers, including major integrated oil companies, independents, and, from time to time, government-owned exploration and production companies of foreign governments.



This broad customer base spreads our services across a range of vertical markets in the industry, increasing revenues and minimizing the effects of fluctuations within individual markets. It also allows us to create customized services meeting the unique needs of these individual markets—which further adds to our bottom line.

Although we have sizeable market share in our largest service lines and our people's expertise is well recognized among customers, we are not the dominant industry player in any of our service lines and RPC is smaller than most of its public peers. Our size enables us to view relatively small niche opportunities differently from our peers. We can explore and seize opportunities in smaller niches that wouldn't have as big an impact for a larger company. As a smaller company, we can develop these needed niche services into profitable new service lines. Once we're in new markets, customers tell us they like the fact that we are smaller because it allows us to respond more quickly to them, create customized services, and deliver the individualized customer service they need and deserve during their wells' lives. Our size gives us the agility to diversify quickly to better serve niche customers, grow revenues and create solid returns over time.

The fact that we are so diversified across service lines, markets and customers also allows us to make better investment decisions regarding both traditional and nontraditional services, as well as geographical territory. A good example was last year's Bronco Oilfield Services acquisition. Because Bronco was similar to an existing operation but operated in a different geographic market, our experience helped us see it as an advantageous fit from several perspectives. Experience in diverse oil and gas production service areas has given us the ability to judge new opportunities from an informed perspective to make sound investment decisions.

RPC's service and market diversity helps create a strong bottom line—and a "win-win-win" situation for customers, stockholders and the Company alike.

Maintaining Balance in a

Cyclical Industry

The oil and gas industry is a cyclical industry affected by economic fluctuations, weather, domestic political policy, geopolitical conflict, the OPEC cartel and more. Lately, industry fluctuation seems to be increasing. Oil and natural gas prices rise and fall tremendously, and price volatility has increased in recent years. Drilling activity is correspondingly affected, and we have experienced higher highs and lower lows in each cycle. We understand that the cyclical nature of our industry is becoming more pronounced—and we are focusing on vigilantly managing our Company and its service lines through the cycles.

Yet, the very nature of our Company—offering a wide range of customized production-related services throughout the entire life of an oil or gas well—helps us counter instability. Through diversification, we spread our risk to limit declines, as well as benefit from thriving segments. Although none of our services is immune to the cyclical swings of our industry, they fluctuate in different ways during each part of the oilfield services cycle. Providing diverse services along with conservative financial management enables us to maximize stockholder value and generate solid returns over time in the traditionally cyclical oilfield services business.

In addition, RPC takes several other steps to maintain its balance in this cyclical industry: focusing on cost containment, maintaining low debt levels, spinning off nonrelated business segments, redeploying and applying proven resources in different markets when times are slow, repurchasing stock and paying dividends wisely.

Making Cost-Effective Progress

During the down cycle from fourth quarter 2001 through part of 2003, RPC concentrated on cost-effective ways to conduct its operations. This served us well in 2002, when we experienced operating losses but continued to invest capital in our business and maintained a strong balance sheet. It also benefited us in 2003, when we took cost-effective steps that reduced selling, general and administrative expenses as a percentage of revenues from 21.5% in 2002 to 19.3%—despite increases in areas such as pension and insurance costs. In 2004, we continue to explore new ways to deliver services and support operations more cost-effectively, while remaining as close to the customer as possible and providing a wide variety of customized services for their needs.



Minimizing Long-term Debt

Along with cost-effectiveness comes a conservative philosophy that provides a sound financial foundation for our Company. Through good times and bad, RPC has not incurred a significant amount of long-term debt. During difficult times, this philosophy enables us to continue re-investing prudently in the business. In an





...ncreasingly ...olatile industry, ...is a comfort to ...anagement, our stockholders and customers to know that our financial ...sk is minimized, so that we can continue providing ...uality services upon which our customers depend.

Redeployment to Boost Revenue

...n additional step we take to help us offset industry ...uctuation is redeploying resources for utilization in non-...raditional markets and territories. One example of this ...edeployment during slow times in the oilfield is the use ...f several of our marine liftboats, which are self-propelled, self-elevating work vessels that lower their legs and con-...ert into a stable work platform when they arrive at a ...ustomer's offshore work site. Prior to our exit from the ...arket in 2002, our people and equipment had been ...sed in a permanent base in Venezuela. During most of ...003, we reassigned several of these liftboats to a non-...ilfield utility project in New England. A related example ...f non-oilfield uses of our resources is the expansion of ...ur industrial nitrogen services for non-oilfield industrial ...ustomers. An inert, noncombustible element, nitrogen ...an be used for purging pipelines, extinguishing fires ...nd other non-oilfield uses. Using our nitrogen fleet of ...0 pump units with high-volume pumping capabilities ...hat can easily be switched between oilfield and non-...ilfield uses, we can store, transport and pump nitrogen ...or multiple customer applications in non-oilfield projects. ...his redeployment of resources and diversification brings ...n additional revenue when assets and resources are ...ot being otherwise used.

Stock, Dividend Decisions

Repurchasing stock and dividend payments are the result of other balancing measures, and they, in turn, create a strong financial foundation to help counter down cycles. Having taken other balancing steps, we are able to repurchase our common stock on the open market during periods of low valuation. During 2003, we purchased almost 186,000 shares (the highest number since 1999) and increased capital expenditures—yet finished 2003 with more cash and cash equivalents on the balance sheet than at the end of 2002. While we are very sensitive to the fact that buying our stock on the open market reduces our public float, we believe that RPC's demonstrated willingness and financial ability to purchase its stock will deliver stockholder benefit. Also because of our financial strength, we can offer the immediate and tangible stockholder benefit of increasing our quarterly dividend. We began paying a dividend in 1997, raised it in early 1998, and boosted it again in early 2001, when we spun off the Chaparral pleasure boat manufacturing business. In January 2004, we increased it by 20 percent to $0.03 per share. Our stock and dividend decisions help stabilize our financial base, maximize stockholder value and deliver solid returns over time.

Diligent efforts have helped RPC maintain balance in the cyclical oil and gas industry. We continue to look for additional ways to chart a sound course for our Company and our stockholders.

Staying Focused on

Growth Initiatives

RPC is experiencing improved market conditions compared to the past few years, and is pleased to be in the financial position to capitalize on strong growth opportunities throughout a well's life cycle. We believe we have identified several projects fitting our conservative criteria that will benefit us in 2004 and beyond.

To this end, early in 2004, we made an investment to enter the fishing tools market to serve our domestic customers. Fishing involves retrieving lost equipment from a well—a value-added service for the oilfield operator. A good fisherman with the right equipment can retrieve lost equipment quickly and efficiently, saving significant amounts of expensive operator time. In some cases, we create customized tools to perform the job, further enhancing our value to the customer. Fishing tools is a component of the oilfield rental tool market—one of RPC's first oilfield services and one in which we have extensive experience. We believe that this new service line will be a valuable addition to our offerings.

In addition to growing our domestic service lines in 2003, we began to expand our domestic geographical coverage by broadening our presence in the Rocky Mountains region. Current rig count trends show increased drilling here, which we believe will continue as operators shift deep well natural gas drilling away from the Gulf of Mexico. As part of RPC's commitment to pursuing domestic growth opportunities, we are both adding new service lines and enhancing existing facilities in this region.





Another important RPC growth initiative in early 2004 was international: our return to the Middle East. RPC was awarded several well control contracts by the Kuwaiti Oil Company (KOC), and we are working on winning other KOC projects. RPC also has started well control work in Egypt. We believe that these projects represent excellent long-term opportunities for us in a region where we have worked before, but not had a continuous presence.

RPC continues to search for attractive acquisition candidates that meet its criteria of expanding geographic reach and/or services, as well as possessing strong management who are dedicated and willing to remain with the acquisition to serve their customers. This approach and focus has worked for us in the past. We are confident that it will continue to help RPC grow in the future—and become the company that more and more oil and gas operators depend on for crucial production-related oilfield services throughout their wells' life cycle.





Financial Report



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2003

Commission File No. 1-8726

RPC, INC.

Delaware	**58-1550825**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

2170 PIEDMONT ROAD, NE
ATLANTA, GEORGIA 30324
(404) 321-2140

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
Common Stock, $0.10 par value	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act):
Yes ☒ No ☐

The aggregate market value of RPC, Inc. Common Stock held by non-affiliates on June 30, 2003 was $104,778,630 based on the closing price on the New York Stock Exchange on June 30, 2003, the last business day of the registrant's most recently completed second fiscal quarter, of $11.00 per share.

RPC, Inc. had 28,633,524 shares of Common Stock outstanding as of February 27, 2004.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Documents Incorporated by Reference

Portions of the Proxy Statement for the 2004 Annual Meeting of Stockholders of RPC, Inc. are incorporated by reference into Part III, Items 10 through 14 of this report.

PART I

Throughout this report, we refer to RPC, Inc., together with its subsidiaries, as "we," "us," "RPC" or "the Company."

Forward-Looking Statements

Certain statements made in this report that are not historical facts are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements that relate to our business strategy, plans and objectives, and our beliefs and expectations regarding future demand for our products and services and other events and conditions that may influence the oilfield services market and our performance in the future.

The words "may," "will," "expect," "believe," "anticipate," "project," "estimate," and similar expressions generally identify forward-looking statements. Such statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements. See "Risk Factors" contained in Item 1.

Item 1. Business

Organization

RPC is a Delaware corporation originally organized in 1984 as a holding company for several oilfield services companies and is headquartered in Atlanta, Georgia. Effective February 28, 2001, RPC completed the spin-off of its powerboat manufacturing business through a distribution of shares of Marine Products Corporation ("Marine Products") (MPX:AMEX).

Overview

RPC provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties throughout the United States, including the Gulf of Mexico, mid-continent, southwest and Rocky Mountain regions, and in selected international markets. The services and equipment provided include, among other things, (1) pressure pumping services, (2) snubbing services, (3) coiled tubing services, (4) nitrogen services, (5) the rental of drill pipe and other specialized oilfield equipment, (6) firefighting and well control, and (7) marine services. RPC acts as a holding company for its operating business units, Cudd Pressure Control, Patterson Services, Bronco Oilfield Services (acquired in April 2003), Thru-Tubing Solutions, Well Control School, International Hammer and others.

Business Segments

RPC's service lines have been aggregated into two reportable oil and gas services business segments, Technical Services and Support Services, because of the similarities between the financial performance and approach to managing the service lines within each of the segments, as well as the economic and business conditions impacting their business activity levels. The Other business segment aggregates information concerning RPC's business units that do not qualify for separate segment reporting, including an overhead crane fabricator and an interactive training software developer.

Technical Services include RPC's oil and gas service lines that utilize people and equipment to perform value-added completion, production and maintenance services directly to a customer's well. The demand for these services is generally influenced by customers' decisions to invest capital toward initiating production in an oil or natural gas well, improving production flows in an existing formation, or to address well control issues. This business segment consists primarily of pressure pumping, snubbing, coiled tubing, nitrogen, well control, down-hole tools, wire line, fluid pumping and casing installation services. The principal markets for this business segment include the United States, including the Gulf of Mexico, mid-continent, southwest and Rocky Mountain regions, and international locations including primarily Africa, Latin America, Middle East, and Canada. Customers include major multi-national and independent oil and gas producers, and selected nationally owned oil companies.

Support Services include RPC's oil and gas service lines that primarily provide equipment for customer use or services to assist customer operations. The equipment and services include drill pipe and related tools, pipe handling, inspection and storage services, work platform marine vessels and oilfield training services. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. The principal markets for this segment include the United States, Gulf of Mexico and mid-continent regions. Customers primarily include domestic operations of major multi-national and independent oil and gas producers.

Technical Services

The following is a description of the primary service lines conducted within the Technical Services business segment:

Pressure Pumping. Pressure pumping services, which accounted for approximately 29 percent of revenues during 2003, are provided to customers throughout the Gulf Coast and mid-continent regions of the United States and are generally utilized in production. Pressure pumping services involve using complex, truck or skid-mounted equipment designed and constructed for each specific pumping service offered. The mobility of this equipment permits pressure pumping services to be performed in varying geographic areas. Principal materials utilized in the pressure pumping business include fracturing proppants, acid and bulk chemical additives. Generally, these items are available from several suppliers, and the Company utilizes more than one supplier for each item. Pressure pumping services offered include:

Fracturing — Fracturing services are performed to stimulate production of oil and natural gas by increasing the permeability of a formation. The fracturing process consists of pumping a fluid gel into a cased well at sufficient pressure to fracture the formation at desired depths. Sand, bauxite or synthetic proppant, which is suspended in the gel, is pumped into the fracture. When the pressure is released at the surface, the fluid gel returns to the well, but the proppant remain in the fracture, thus keeping it open so that oil and natural gas can flow through the fracture into the well. In some cases, fracturing is performed in formations with a high amount of carbonate rock by an acid solution pumped under pressure without a proppant or with small amounts of proppant.

Acidizing — Acidizing services are also performed to stimulate production of oil and natural gas, but they are used in wells that have undergone formation damage due to the buildup of various materials that block the formation. Acidizing entails pumping large volumes of specially formulated acids into reservoirs to dissolve barriers and enlarge crevices in the formation, thereby eliminating obstacles to the flow of oil and natural gas. Acidizing services can also enhance production in limestone formations.

Snubbing. Snubbing, which accounted for approximately 11 percent of 2003 revenues, involves using a hydraulic workover rig that permits an operator to repair damaged casing, production tubing and down-hole production equipment in a high-pressure environment. A snubbing unit makes it possible to remove and replace down-hole equipment in a pressurized environment. Customers benefit because these operations can be performed without removing the pressure from the well, which stops production and can damage the formation, and because a snubbing rig can perform many applications at a lower cost than other alternatives. Since snubbing is a very hazardous process that entails high risk, the snubbing segment of the oil and gas services industry is limited to a relatively few operators who have the experience and knowledge required to perform such services safely and efficiently.

Coiled Tubing. Coiled tubing services, which accounted for approximately 11 percent of 2003 revenues, involve the injection of coiled tubing into wells to perform various applications and functions for use principally in well-servicing operations. Coiled tubing is a flexible steel pipe with a diameter of less than five inches manufactured in continuous lengths of thousands of feet and wound or coiled around a large reel. It can be inserted through existing production tubing and used to perform workovers without using a larger, more costly workover rig. Principal advantages of employing coiled tubing in a workover include: (i) not having to "shut-in" the well during such operations, (ii) the ability to reel continuous coiled tubing in and out of a well significantly faster than conventional pipe, (iii) the ability to direct fluids into a wellbore with more precision, and (iv) enhanced access to remote or offshore fields due to the smaller size and mobility of a coiled tubing unit.

Nitrogen. There are a number of uses for nitrogen, an inert, non-combustible element, in providing services to oilfield customers and industrial users outside of the oilfield. For our oilfield customers, nitrogen can be used to clean drilling and production pipe and displace fluids in various drilling applications. It also can be used to create a fire-retardant environment in hazardous blowout situations and as a fracturing medium for our fracturing service line. In addition to fracturing, nitrogen serves as a complement to our snubbing and coiled tubing service lines. For non-oilfield industrial users, nitrogen can be used to purge pipelines and create a non-combustible environment. RPC stores and transports nitrogen and has a number of pumping unit configurations that inject nitrogen in its various applications. Some of these pumping units are set up for use on offshore platforms or inland waters. RPC purchases its nitrogen in liquid form from several suppliers and believes that these sources of supply are adequate.

Well Control. Cudd Pressure Control specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires domestically and internationally. In connection with these services, Cudd, along with Patterson Services, has the capacity to supply the equipment, expertise and personnel necessary to restore affected oil and gas wells to production. In the last seven years, the Company has responded to well control situations in several international locations including Argentina, Australia, Bolivia, Colombia, Egypt, India, Peru, Taiwan and Venezuela.

The Company's professional firefighting staff has more than 300 years of aggregate industry experience in responding to well fires and blowouts. This team of 16 experts responds to well control projects where hydrocarbons are escaping from a well bore, regardless of whether a fire has occurred. In the most critical situations, there are explosive fires, the destruction of drilling and production facilities, substantial environmental damage and the loss of hundreds of thousands of dollars per day in well operators' production revenue. Since these events ordinarily arise from equipment failures or human error, it is impossible to predict accurately the timing or scope of this work. Additionally, less critical events frequently occur in connection with the drilling of new wells in high-pressure reservoirs. In these situations, the Company is called upon to supervise and assist in the well control effort so that drilling operations can resume as promptly as safety permits.

Down-hole Tools. ThruTubing Solutions ("TTS"), a division of the Company, provides services and proprietary down-hole motors and fishing tools to operators and service companies in drilling and production operations. TTS' experience providing reliable tool services allows it to work in a pressure environment with virtually any coiled tubing unit or snubbing unit that is equipped for the task.

Wireline Services. A wireline unit is a spooled wire that can be unwound and lowered into a well carrying various types of tools. Wireline services are used for a variety of purposes, such as accessing a well to assist in data acquisition or logging activities, fishing tool operations to retrieve lost or broken equipment, pipe recovery and remedial activities. In addition, wireline services are an integral part of the plug and abandonment process, near the end of the life cycle of a well.

Casing and Laydown. Casing and laydown principally consists of installing casing and production tubing into a wellbore. Casing is run to protect the structural integrity of the wellbore and to seal various production zones in the well. These services are normally provided during the drilling phase of a well. Production tubing is then run inside the casing. Oil and natural gas are produced through the tubing. These services are provided during the completion or workover phases of a well.

Torque-Turn. Torque-Turn is used on casing and tubing in the deeper, higher pressure gas wells where connection integrity and leak resistance are most critical. By monitoring the makeup of connections with both torque and turns simultaneously, optimum bearing pressure is achieved between the connection. The level of bearing pressure directly affects the leak resistance of the connection. The use of the torque-turn system allows the maximum bearing pressure to be achieved without permanently deforming the tubular material.

Fishing. The Company started a fishing service line in late 2003. Fishing involves the use of specialized tools and procedures to retrieve lost equipment from a well. It is a service required by oil and gas operators who have lost equipment in a well. Well production typically ceases until the lost equipment can be retrieved. In some cases, the Company creates customized tools to perform a fishing operation. The customized tools are maintained by the Company after the particular fishing job for future use if a similar need arises.

Support Services

The following is a description of the primary service lines conducted within the Support Services business segment:

Rental Tools. RPC rents specialized equipment for use with onshore and offshore oil and gas well drilling, completion and workover activities. The drilling and operation of oil and gas wells generally require a variety of equipment. The equipment needed is in large part determined by the geological features of the production zone and the size of the well itself. As a result, operators and drilling contractors often find it more economical to supplement their tool and tubulars inventories with rental items instead of owning a complete inventory. RPC is strategically located to serve the major staging points for oil and gas activities in the Gulf of Mexico and mid-continent regions.

RPC, through Patterson Rental Tools, offers a broad range of rental tools including:

Blowout Preventors
Coflexip Hoses
Drill Collars
Drill Pipe
Production Related Rental Tools
Gravel Pack Equipment
Handling Tools
Hevi-wate Pipe
High Pressure Manifolds
Hydraulic Torque Wrenches
Power Tongs
Pressure Control Equipment
Test Pumps
Tubing
Tubulars
Tubular Handling Tools

Marine Services. A liftboat is a self-propelled, self-elevating work platform with legs, cranes and living accommodations. Our fleet consists of four liftboats, two of which have leg lengths of 200 feet. Upon arriving at a destination, a liftboat hydraulically lowers its legs until they are positioned on the ocean floor, and then jacks up until the work platform is sufficiently above the water level. Once positioned, the stability, open deck area, crane capacity, and relatively low cost of operation make liftboats ideal work platforms for a wide range of offshore activities, including platform construction, plug and abandonment services, and other non-oilfield related construction work. Our liftboats have either one or two cranes with lift capacities up to 75 tons. A liftboat's capability to reposition at a work site or to move to another work location within a short timeframe adds to its versatility. In addition, liftboat services are also highly complementary to RPC's service lines within the Technical Services business segment as it relates to providing services offshore.

Pipe Inspection and Handling Services. Pipe inspection services involve the inspection and testing of the integrity of pipe used in oil and gas wells. These services are provided primarily at RPC's inspection yards located on a water channel near Houston, Texas, and in Morgan City, Louisiana. Customers rely on tubular inspection services to avoid failure of in-service tubing, casing, flowlines, and drill pipe. Such tubular failures are expensive and, in some cases, catastrophic. RPC's yard in Houston, Texas is equipped with bulkhead waterfronts, large capacity cranes, specially designed forklifts and a computerized inventory system to serve a variety of other storage and handling services that can serve both oilfield and non-oilfield customers.

Well Control School. Well Control School provides industry and government accredited training for the oil and gas industry both in the United States and in several international locations. Well Control School provides this training in various formats including conventional classroom training, interactive computer training and mobile simulator training. Well Control School also develops customized training solutions for clients.

Energy Personnel International. Energy Personnel International provides drilling and production engineers, project management specialists and workover specialists on a consulting basis to the oil and gas industry to meet customers' needs for staff engineering and wellsite management.

Industry

United States. RPC provides its services to its domestic customers through a network of locations strategically positioned to serve the Gulf of Mexico, the mid-continent, the southwest and the Rocky Mountains production fields. Demand for RPC's services in the U.S. tends to be extremely volatile and fluctuates with current and projected price levels of oil and natural gas and activity levels in the oil and gas industry. Customer activity levels are influenced by their decisions about capital investment toward the development and production of oil and gas reserves.

Due to aging oilfields and lower-cost sources of oil internationally, drilling activity in the U.S. has declined more than 75 percent from its peak in 1981. Record low drilling activity levels were experienced in 1986, 1992 and again in 1999, with April 1999 recording the lowest U.S. drilling rig count in the industry's history.

At the end of 2002, there were 862 domestic working drilling rigs, down 33 percent from the third quarter 2001 peak. U.S. domestic drilling activity in 2003 declined in the beginning of the first quarter, but began a gradual recovery in the first quarter and rose during the year to a high at the end of the year of 1,126. This represents a 31 percent increase over the beginning of 2003, but was still 13 percent lower than the 2001 peak. The price of natural gas rose by 64 percent during 2003 and the price of oil rose by 19 percent during the period, but drilling activity was not as highly correlated with these increases in commodity prices as in past cycles.

Historically, gas drilling rigs have typically represented just over 50 percent of the total drilling rig count. However, gas-directed drilling rigs averaged approximately 85 percent of the total domestic drilling rig count during 2003. Demand for natural gas is continuing to rise, primarily as a result of increased emphasis on gas-fired power generation. Also, unlike oil, foreign imports do not compete with domestic production. This lack of foreign competition tends to keep prices high. Based on the current demand for natural gas as well as the high well depletion rates experienced over the past several years, it is anticipated that gas-directed drilling will represent at least 80 percent of the total drilling rig count in the foreseeable future. The demand for RPC's services is driven more by gas-directed drilling than oil-directed drilling, because our services are more applicable to deeper, higher pressure wells, which tend to be the wells that produce natural gas.

Thus, in North America the demand for our services and products associated with natural gas development is currently more robust than demand related to oil drilling. Drilling activity and demand for our services has started to increase and is expected to continue to increase as the domestic economy improves and current storage levels of natural gas decrease.

International. RPC has operated in several countries including the major international oil and natural gas producing areas of Algeria, Argentina, Bolivia, Canada, Cameroon, Colombia, Gabon, Indonesia, Mexico and Venezuela. During 2003, RPC performed well control work in Colombia and snubbing work in Cameroon, Canada and Gabon, and realized an immaterial amount of revenues through Well Control

School in Venezuela and Argentina. We are evaluating new business opportunities in each of these markets and may resume our operations in one or all of these markets.

Beginning in the second quarter of 2002 and throughout 2003, the Company had less international revenues than it had in the previous five years. As part of a focus on developing other international opportunities, the Company is beginning work in Kuwait and Egypt during the first quarter of 2004.

RPC provides services to its international customers through wholly-owned foreign subsidiaries or branch locations. The international market is somewhat less volatile than the U.S. market although prone to political uncertainties, including the risk of civil unrest and conflicts. Due to the significant investment requirement and complexity of international projects, customers' drilling decisions relating to such projects tend to be evaluated and monitored with a longer-term perspective with regard to oil and natural gas pricing. Additionally, the international market is dominated by major oil companies and national oil companies which tend to have different objectives and more operating stability than the typical independent oil and gas producer in the U.S. Pursuing selective international opportunities for revenue growth continues to be a strong emphasis for RPC. Refer to Note 13 in the Notes to Consolidated Financial Statements for further information on international operations.

Growth Strategies

RPC's primary objective is to generate excellent long-term returns on investment through the effective and conservative management of its invested capital, thus yielding strong cash flow and asset appreciation. This objective will be pursued through strategic investments and opportunities designed to enhance the long-term value of RPC while improving market share, product offerings and the profitability of existing businesses. Growth strategies are focused on selected areas and markets in which we believe there exist opportunities for higher growth, market penetration, or enhanced returns achieved through consolidations or through providing proprietary value-added products and services. RPC intends to focus on specific market segments in which it believes that it has a competitive advantage or there exists significant growth potential.

RPC seeks to expand its service capabilities through a combination of internal growth, acquisitions, joint ventures and strategic alliances. Because of the fragmented nature of the oil and gas services industry, RPC believes a number of attractive acquisition opportunities exist.

Customers

Demand for RPC's services and products depends primarily upon the number of oil and natural gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity worldwide. RPC's principal customers consist of major and independent oil and natural gas producing companies. During 2003, RPC provided oilfield services to several hundred customers, none of which accounted for more than 10 percent of consolidated revenues. While the loss of certain of RPC's largest customers could have a material adverse effect on Company revenues and operating results in the near term, management believes RPC would be able to obtain other customers for its services in the event of a loss of any of its largest customers. Sales are generated by RPC's sales force and through referrals from existing customers. With the exception of certain international customers, there are no long-term written contracts for services or equipment. Due to the short lead time between ordering services or equipment and providing services or delivering equipment, there is no significant sales backlog.

Competition

RPC operates in highly competitive areas of the oilfield services industry. The products and services of each of RPC's principal industry segments are sold in highly competitive markets, and its revenues and earnings are affected by changes in prices for our services, fluctuations in the level of activity in major markets, general economic conditions and governmental regulation. RPC competes with many large and small oilfield industry competitors, including the largest integrated oilfield services companies. RPC believes that the principal competitive factors in the market areas that it serves are product and service quality and availability, reputation for safety and technical proficiency and price.

The oil and gas services business includes a small number of dominant global competitors including Halliburton Energy Services, a division of Halliburton Company, and Schlumberger Ltd., and a significant number of locally oriented businesses, many of which tend to be viable acquisition targets.

Facilities/Equipment

RPC's equipment consists primarily of oil and gas services equipment used either in servicing customer wells or provided on a rental basis for customer use. Substantially all of this equipment is Company owned and unencumbered. RPC both owns and leases regional and district facilities from which its oilfield services are provided to land-based and offshore customers. RPC's principal executive offices in Atlanta, Georgia are leased. The Company has two administrative buildings, one in Houston, Texas that includes the Company's operations, sales and marketing headquarters, and one in Houma, Louisiana that houses certain administrative functions. RPC believes that its facilities are adequate for its current operations. RPC also owns and operates four offshore liftboats. For additional information with respect to RPC's lease commitments, see Note 10 of the Notes to Consolidated Financial Statements.

Governmental Regulation

RPC's business is significantly affected by state, federal and foreign laws and other regulations relating to the oil and gas industry, as well as laws and regulations relating to worker safety and environmental protection. RPC cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses or financial condition.

In addition, our customers are affected by laws and regulations relating to the exploration for and production of natural resources such as oil and natural gas. These regulations are subject to change, and new regulations may curtail or eliminate our customers' activities in certain areas where we currently operate. We cannot determine the extent to which new legislation may impact our customers' activity levels, and ultimately, the demand for our services.

Intellectual Property

RPC uses several patented items in its operations, which management believes are important but are not indispensable to RPC's operations. Although RPC anticipates seeking patent protection when possible, it relies to a greater extent on the technical expertise and know-how of its personnel to maintain its competitive position.

Availability of Filings

RPC makes available, free of charge, on its website, www.rpc.net, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the same day as they are filed with the Securities and Exchange Commission and has done so since November 15, 2002.

Risk Factors

Demand for our products and services is affected by the volatility of oil prices.

Oil prices affect demand throughout the oil and natural gas industry, including the demand for our products and services. Our business depends in large part on the conditions of the oil and gas industry, and specifically on the capital investments of our customers related to the exploration and production of oil and natural gas. When these capital investments decline, our customers' demand for our services declines.

Although the production sector of the oil and gas industry is less immediately affected by changing prices, and, as a result, less volatile than the exploration sector, producers react to declining oil and gas prices by curtailing capital spending, which would adversely affect our business. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.

The relationship between the prices of oil and natural gas and our customers' drilling and production activities may not be highly correlated in the future.

Historically, a rise in the prices of oil and natural gas has led to an immediate increase in our customers' drilling and production activities as measured by the domestic rig count. During 2003, the price of natural gas rose by 64 percent and the price of oil rose by 19 percent. Although drilling activity rose as well, it was not as highly correlated with the prices of oil and natural gas as in past industry cycles. If this correlation continues to be weak in the future, then it is possible that increases in the prices of oil and natural gas will not lead to an increase in our customers' activities, and our future operating results could be negatively impacted.

We may be unable to compete in the highly competitive oil and gas industry in the future.

We operate in highly competitive areas of the oilfield services industry. The products and services of each of our principal industry segments are sold in highly competitive markets, and our revenues and earnings may be affected by the following factors: changes in competitive prices, fluctuations in the level of activity in major markets, general economic conditions, and governmental regulation. We compete with the oil and gas industry's many large and small industry competitors, including the largest integrated oilfield service providers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, reputation for safety, technical proficiency and price. Although we believe that our reputation for safety and quality service is good, we cannot assure you that we will be able to maintain our competitive position.

We may be unable to identify or complete acquisitions.

Acquisitions have been and will continue to be a key element of our business strategy. We cannot assure you that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. The issuance of additional equity securities could result in significant dilution to our stockholders. We cannot assure you that we will be able to consolidate successfully the operations and assets of any acquired business with our own business. Any inability on our part to consolidate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions.

Our operations are directly affected by the weather conditions in the Gulf of Mexico and Gulf Coast regions. Due to seasonal differences in weather patterns, our crews may operate more days in some periods than others. Rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control.

Our inability to attract and retain skilled workers may impair growth potential and profitability.

Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for skilled oilfield employees is high, and the supply is very limited. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our concentration of customers in one industry may impact overall exposure to credit risk.

Substantially all of our customers are engaged in the energy industry. This concentration of customers in one industry may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables.

Our business has potential liability for litigation, personal injury and property damage claims assessments.

Our operations involve the use of heavy equipment and exposure to inherent risks, including blowouts, explosions and fires. If any of these events were to occur, it could result in liability for personal injury and property damage, pollution or other environmental hazards or loss of production. Litigation may arise from a catastrophic occurrence at a location where our equipment and services are used. This litigation could result in large claims for damages. The frequency and severity of such incidents will affect our operating costs, insurability and relationships with customers, employees and regulators. These occurrences could have a material adverse effect on us. We maintain what we believe is prudent insurance protection. We cannot assure you that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims and assessments that may arise.

Our operations may be adversely affected if we are unable to comply with regulatory and environmental laws.

Our business is significantly affected by stringent environmental laws and other regulations relating to the oil and gas industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. The adoption of laws and regulations curtailing exploration and development of oil and gas fields in our areas of operations for economic, environmental or other policy reasons would adversely affect our operations by limiting demand for our services. We also have potential environmental liabilities with respect to our offshore and onshore operations, and could be liable for cleanup costs, or environmental and natural resource damage due to conduct that was lawful at the time it occurred, but is later ruled to be unlawful. We also may be subject to claims for personal injury and property damage due to the generation of hazardous substances in connection with our operations. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially adversely affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of permits, fines, and other corrective actions, which would negatively affect our future financial results.

Our international operations could have a material adverse effect on our business.

Our operations in various countries including, but not limited to, Africa, Canada and Latin America are subject to risk. These risks include, but are not limited to, political changes, expropriation, currency restrictions and changes in currency exchange rates, taxes, and boycotts and other civil disturbances. Although it is impossible to predict the likelihood of such occurrences or their effect on our operations, our management believes that these risks are acceptable. However, the occurrence of any one of these events could have a material adverse effect on our operations.

Our common stock price has been volatile.

Historically, the market price of common stock of companies engaged in the oil and gas services industry has been highly volatile. Likewise, the market price of our common stock has varied significantly in the past.

Our management has a substantial ownership interest, and public shareholders may have no effective voice in the management of the Company.

The Company has elected the "Controlled Corporation" exemption under Rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Corporation" because a group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother, Gary W. Rollins, who is also a director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power. As a "Controlled Corporation", the Company need not comply with certain NYSE rules including those requiring a majority of independent directors.

RPC's executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 65 percent of RPC's outstanding common stock. As a result, these stockholders effectively control the operations of RPC, including the election of directors and approval of significant corporate transactions such as acquisitions. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control over the Company at a premium. In addition, the availability of RPC's common stock to the investing public may be limited to those shares not held by the executive officers, directors and their affiliates, which could negatively impact RPC's stock trading prices and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of our common stock.

Item 2. Properties

RPC owns or leases 61 offices and operating facilities. In addition, RPC leases 6,165 square feet of office space in Atlanta, Georgia that serves as its headquarters. The lease agreement on the headquarters is effective through May 2007. RPC believes its current operating facilities are suitable and adequate to meet current and reasonably anticipated future needs. Descriptions of the major facilities used in our operations are as follows:

Owned Locations

Houma, Louisiana — Oil and gas administrative office

Houston, Texas — Pipe storage terminal, inspection shed, and pipe coating facility

Houston, Texas — Operations, sales and administrative office

Irving, Texas — Crane fabrication plant

Morgan City, Louisiana — Pipe cleaning facility

Leased Locations

Seminole, Oklahoma — Pumping services facility

Kilgore, Texas — Pumping services facility

Item 3. Legal Proceedings

RPC is a party to various routine legal proceedings primarily involving commercial claims, workers' compensation claims and claims for personal injury. RPC insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will, in every case, fully indemnify RPC against liabilities arising out of pending and future legal proceedings related to its business activities. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on RPC's business or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of 2003.

Item 4A. Executive Officers of the Registrant

Each of the executive officers of RPC was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next annual meeting of stockholders or until his or her earlier removal by the Board of Directors or his or her resignation. The following table lists the executive officers of RPC and their ages, offices, and terms of office with RPC.

Name and Office with Registrant	Age	Date First Elected to Present Office
R. Randall Rollins (1) Chairman of the Board	72	1/24/84
Richard A. Hubbell (2) President and Chief Executive Officer	59	4/22/03
Linda H. Graham (3) Vice President and Secretary	67	1/27/87
Ben M. Palmer (4) Vice President Chief Financial Officer and Treasurer	43	7/8/96

(1) R. Randall Rollins began working for Rollins, Inc. (consumer services) in 1949. At the time of the spin-off of RPC from Rollins, in 1984, Mr. Rollins was elected Chairman of the Board and Chief Executive Officer of RPC. He remains Chairman of RPC, Inc. and stepped down as the Chief Executive Officer of RPC effective April 21, 2003. He has served as Chairman of the Board for Marine Products Corporation (boat manufacturing) since it was spun off in February 2001 and Chairman of the Board of Rollins, Inc. since October 1991. He is also on the boards of SunTrust Banks, Inc., SunTrust Banks of Georgia, Dover Downs Gaming and Entertainment, Inc., and Dover Motorsports, Inc.

(2) Richard A. Hubbell has been the President of RPC, Inc. since 1987 and CEO since April 2003. He has also been the President and Chief Executive Officer of Marine Products Corporation since it was spun off in February 2001. Mr. Hubbell serves on the Board of Directors for both of these companies.

(3) Linda H. Graham has been Vice President and Secretary of RPC, Inc. since 1987 and the Vice President and Secretary of Marine Products Corporation since it was spun off in February 2001. Ms. Graham serves on the Board of Directors for both of these companies.

(4) Ben M. Palmer has been Vice President, Chief Financial Officer and Treasurer of RPC, Inc. since 1996 and has served the same roles at Marine Products Corporation since it was spun off in February 2001.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

RPC's common stock is listed for trading on the New York Stock Exchange under the symbol RES. At the close of business on February 27, 2004, there were approximately 2,123 holders of record of the Company's common stock. The following table sets forth the high and low prices of RPC's common stock for each quarter in the years ended December 31, 2003 and 2002 and the quarterly dividends paid in those periods:

	2003			2002		
Quarter	High	Low	Dividends	High	Low	Dividends
First	$12.34	$9.00	$0.025	$17.80	$12.77	$0.025
Second	11.70	9.34	0.025	16.70	8.50	0.025
Third	12.25	9.37	0.025	14.30	9.70	0.025
Fourth	11.17	9.59	0.025	12.75	8.80	0.025

The Company has paid cash dividends since the third quarter of 1997. The Company expects to continue to pay cash dividends to the common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

Item 6. Selected Financial Data

The following summary financial data of RPC highlights selected historical financial and other data and should be read in conjunction with the consolidated financial statements included elsewhere in this document.

STATEMENT OF OPERATIONS DATA:

Years Ended December 31,	2003	2002	2001	2000	1999
	(in thousands, except employee and per share amounts)				
Revenues	$270,527	$209,030	$284,521	$201,958	$119,908
Cost of services rendered and goods sold	168,766	143,362	168,152	124,989	83,762
Selling, general and administrative expenses	52,268	44,852	52,873	37,076	24,722
Depreciation and amortization	33,094	31,242	25,434	17,805	15,837
Operating profit (loss)	16,399	(10,426)	38,062	22,088	(4,413)
Interest expense (income)	153	74	65	(1,443)	(1,485)
Other income, net	1,324	2,346	3,126	2,446	1,358
Income (loss) from continuing operations before income taxes	17,570	(8,154)	41,123	25,977	(1,570)
Income tax provision (benefit)	6,677	(2,894)	15,627	9,850	(603)
Income (loss) from continuing operations	10,893	(5,260)	25,496	16,127	(967)
Income from discontinued operation, net of income taxes	—	—	1,486	13,961	9,118
Net income (loss)	$ 10,893	$ (5,260)	$ 26,982	$ 30,088	$ 8,151
Earnings (loss) per share — basic:					
Income (loss) from continuing operations	0.38	(0.19)	0.91	0.58	(0.03)
Income from discontinued operation	—	—	0.05	0.50	0.32
Net income (loss)	$ 0.38	$ (0.19)	$ 0.96	$ 1.08	$ 0.29
Earnings (loss) per share — diluted:					
Income (loss) from continuing operations	0.38	(0.19)	0.89	0.57	(0.03)
Income from discontinued operation	—	—	0.05	0.49	0.32
Net income (loss)	$ 0.38	$ (0.19)	$ 0.94	$ 1.06	$ 0.29
Dividends paid per share	$ 0.10	$ 0.10	$ 0.11	$ 0.14	$ 0.14
OTHER DATA:					
Operating margin percent	6.1%	(5.0%)	13.4%	10.9%	(3.7%)
Net cash provided by continuing operations	$ 50,631	$ 27,556	$ 55,938	$ 11,272	$ 16,419
Net cash used for investing activities	(34,670)	(21,831)	(46,357)	(19,890)	(16,352)
Net cash used for financing activities	(5,192)	(4,927)	(4,283)	(4,392)	(9,388)
Depreciation and amortization[a]	33,182	31,342	25,536	17,995	15,962
Capital expenditures	$ 30,356	$ 22,481	$ 45,850	$ 35,526	$ 20,319
Employees at end of period[b]	1,529	1,419	1,533	1,487	1,066
BALANCE SHEET DATA AT END OF YEAR:					
Accounts receivable, net	$ 53,719	$ 40,168	$ 46,928	$ 55,485	$ 33,454
Working capital	63,226	52,646	42,513	47,794	25,851
Property, plant and equipment, net	109,163	105,338	115,046	85,032	68,758
Total assets[c]	226,750	195,954	202,402	277,915	235,715
Long-term debt	4,800	2,410	2,937	848	1,547
Total stockholders' equity[c]	$151,106	$145,081	$156,436	$169,319	$142,808

(a) Depreciation and amortization was derived from the statements of cash flows. This amount differs from depreciation and amortization presented in the statements of operations due to depreciation related to the manufacturing of goods which is included in cost of services rendered and goods sold.

(b) Represents employees of continuing operations for all periods presented.

(c) Includes assets and stockholders' equity associated with the discontinued operation prior to 2001.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

RPC provides a broad range of specialized oilfield services primarily to independent and major oilfield companies engaged in exploration, production and development of oil and gas properties throughout the United States, including the Gulf of Mexico, mid-continent, southwest and Rocky Mountain regions, and selected international locations. RPC's business is affected by geopolitical factors such as political instability in the petroleum-producing regions of the world, overall economic conditions and weather in the United States, the prices of oil and natural gas, and our customers' drilling and production activities. The Company's revenues are earned by providing equipment and services to customers who operate oil and gas properties and invest capital to drill new wells and enhance production or perform maintenance on existing wells. RPC's management is presently focused on opportunities to increase its revenues and earnings through expansion in the Middle East and selected domestic markets, as well as assessing current operations and focusing on means to reduce costs. The Company's management also continues to monitor factors that impact the level of current and expected customer activities, such as the price of oil and natural gas, among other factors.

The following discussion should be read in conjunction with "Selected Financial Data," and the "Consolidated Financial Statements" included elsewhere in this document. See also "FORWARD-LOOKING STATEMENTS" on page 10.

Outlook

Drilling activity in the U.S. domestic oilfield, as measured by the rotary rig count, is stronger than it has been during the past 12 months, but the outlook continues to be uncertain. The overall domestic rig count during the first two months of 2004 is approximately 28 percent higher than in the comparable period in 2003, and all of the increase is attributed to an increase in the rig count related to drilling for natural gas. This is a favorable trend for the Company's revenues and earnings because our services tend to be better suited for deep, high pressure wells, which tend to be the types of wells that produce natural gas. However, drilling activity in the Gulf of Mexico remains weak, which is an unfavorable trend because of the Company's presence in this geographic market. In addition, the prices of oil and natural gas are slightly lower in the first two months of 2004 than in the comparable period in 2003. If this trend continues, the result may be lower activity levels among our customers, which would have a negative impact on our near-term results. The Company's response to these known uncertainties has been to maintain a high cash balance and make selective capital expenditures in areas where we believe there is a higher likelihood of strong customer activity, such as the Rocky Mountains and in selected markets in the Middle East.

In addition to these known uncertainties impacting the near-term outlook for our business, our results could also be impacted by the strength of the recovery in the U.S. economy, renewed tensions in the Middle East and other oil-producing nations, and the weather in the United States during 2004.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require significant judgment by management in selecting the appropriate assumptions for calculating accounting estimates. These judgments are based on our historical experience, terms of existing contracts, trends in the industry, and information available from other outside sources, as appropriate. The Company believes that, of its significant accounting policies, the following involve a higher degree of judgment and complexity:

Allowance for doubtful accounts — Accounts receivable are reduced by an allowance for amounts that may not be collected in the future. Substantially all of the Company's receivables are due from oil and gas exploration and production companies in the United States, selected international locations and foreign, nationally owned oil companies. We have established credit evaluation procedures that seek to minimize the amount of business we conduct with higher risk customers. Our customers' ability to pay is directly related to their ability to generate cash flow on their projects and is significantly affected by the volatility in the price of oil and natural gas. The estimated allowance for doubtful accounts is based on management's evaluation of the overall trends in the oil and gas industry, financial condition of our customers, our historical experience, and in the case of foreign customers, our judgments about the economic and political environment of the related country and region. Historically, we have had favorable collections experience with most of our customers.

Income taxes — The determination of our income tax provision is complex due to operations in several tax jurisdictions outside the United States which may be subject to certain risks that ordinarily would not be expected in the United States. Tax regimes in certain jurisdictions are subject to significant changes, which may be applied on a retroactive basis. If this were to occur, our tax expense could be materially different than the amounts reported. Furthermore, in determining the requirement for any valuation allowance related to deferred tax assets, we estimate taxable income into the future and determine the magnitude of deferred tax assets that are more likely than not to be realized.

Accrued insurance liabilities — The Company has exposure to various contingent liabilities and future claims. The Company self insures, up to specified limits, certain risks related to general liability, workers' compensation, vehicle and equipment liability, and employee health insurance plan costs. The cost of claims under these self-insurance programs is estimated and accrued as the claims are incurred, although actual settlement of the claims may not be made until future periods. These claims are monitored and the cost estimates are revised as developments occur relating to such claims. To estimate the ultimate cost of the claims, the Company applies loss development factors to its outstanding claims and uses its experience and, where appropriate, the advice of outside counsel or other experts. The non-current portion of these estimated outstanding claims is classified as long-term accrued insurance expenses. Upon the ultimate resolution of these uncertainties, our future financial results will be impacted by the difference between our estimates and the actual amounts paid to settle the liabilities.

Depreciable life of assets — The selection of the useful lives of many of the assets requires the judgment of our personnel to estimate the length of their useful lives. To the extent that the estimate differs from the actual life of the assets, our future financial results could be impacted by any changes to the depreciable lives. We believe the current estimates of the useful lives are reasonable.

Pension liabilities — Pension costs are actuarially determined and affected by assumptions including the discount rate, the estimated future return on plan assets and other factors. The Company evaluates assumptions used on a periodic basis and makes adjustments to these liabilities as necessary. The Company utilizes the Moody's Aa long-term corporate bond yield as a basis for determining the discount rate with a yield adjustment made for the longer duration of the Company's obligations. The Company evaluates its assumption regarding the estimated long-term rate of return on plan assets based on its historical experience and future expectation on investment returns and asset allocation. The Company chooses a rate of return on plan assets that it believes is an appropriate long-term average return. The expected return on plan assets takes into account estimated future investment returns for various asset classes held in the plans' portfolio. To the extent changes are required in the assumptions discussed above, the Company's recorded liabilities may have to be adjusted and may result in a material impact to the results of operations.

Results of Operations

Years Ended December 31,	2003	2002	2001
Consolidated revenues *[in thousands]*	$270,527	$209,030	$284,521
Revenues by business segment *[in thousands]* :			
Technical	$216,321	$163,593	$214,361
Support	43,909	35,784	57,932
Other	10,297	9,653	12,228
Consolidated operating profit (loss) *[in thousands]*	$ 16,399	$ (10,426)	$ 38,062
Operating profit (loss) by business segment *[in thousands]* :			
Technical	$ 22,433	$ (1,162)	$ 33,455
Support	2,641	(3,154)	10,136
Other	(1,355)	(1,603)	(1,096)
Corporate expenses	$ (7,320)	$ (4,507)	$ (4,433)
Percentage cost of services rendered & goods sold to revenues	62%	69%	59%
Percentage selling, general & administrative expenses to revenues	19%	21%	19%
Percentage depreciation and amortization expense to revenues	12%	15%	9%
Average U.S. domestic rig count	1,029	830	1,156
Average natural gas price (per thousand cubic feet (mcf))	$ 5.41	$ 3.29	$ 3.92
Average oil price (per barrel)	$ 31.23	$ 26.16	$ 26.00

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Revenues. For the year ended December 31, 2003, consolidated revenues increased 29 percent compared to last year as a result of higher utilization of equipment and personnel, increased pricing in most of our service lines and the impact of the Bronco Oilfield Services acquisition completed at the beginning of the second quarter. During 2003, the average domestic rig count increased 24 percent compared to 2002. The average price of natural gas increased 64 percent during 2003 compared to 2002, while the average price of oil increased 19 percent during the same period. This increase in oil and gas prices had a positive impact on our financial results especially the greater increase in gas prices, because we believe that our activity levels are affected more by natural gas prices than by the price of oil. Although the prices of oil and natural gas in 2003 were significantly higher than in 2002, the higher prices and the increase in drilling activity did not correlate as closely as in past cycles. If this continues, then it is possible that rising oil and gas prices in the future may not necessarily indicate an increase in our activity levels, as they have historically.

Technical Services revenues increased 32 percent for the year ended December 31, 2003 compared to the prior year as a result of higher utilization of equipment and personnel, increased pricing in most service lines and the impact of the Bronco Oilfield Services acquisition completed at the beginning of the second quarter. Support Services revenues increased 23 percent for the year ended December 31, 2003 compared to the prior year, as a result of higher utilization of equipment slightly offset by a decrease in pricing. Part of this revenue increase was due to increased utilization of the Company's marine liftboats, which were involved in a long term, non-oilfield related project during most of 2003. Support Services revenues experienced a relatively lower revenue increase than Technical Services due to this segment's presence in the Gulf of Mexico geographic market. Drilling activity in the Gulf of Mexico was much weaker than in other parts of the U.S. domestic market, and as measured by the rig count, declined during 2003 as compared to 2002.

Cost of Services Rendered and Goods Sold. Cost of services rendered and goods sold was $168,766,000 in 2003 compared to $143,362,000 in 2002, an 18 percent increase. As a percentage of revenues, these costs decreased from 69 percent in 2002 to 62 percent in 2003 because of higher utilization of equipment and personnel. Cost of services rendered and goods sold for Technical Services was

$134,476,000 in 2003 compared to $109,786,000 in 2002, a 22 percent increase. This increase was due to higher customer activity levels in 2003 compared to 2002, because many of these costs vary directly with activity levels. In particular, materials and supplies expense within this segment increased in 2003 compared to 2002, because of increases in revenues in several service lines within the Technical Services segment which require a large amount of materials for their operations, including Pressure Pumping and Coiled Tubing. Cost of services rendered and goods sold in the Support Services segment was $24,543,000 in 2003 compared to $23,635,000 in 2002, a 4 percent increase. This increase was due to increases in insurance expense, particularly related to the marine liftboats, and higher overtime personnel expense. Cost of services rendered and goods sold in this segment increased less than in Technical Services due to the relatively fixed nature of some of the personnel and equipment expenses in many of the services within Support Services.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $52,268,000 in 2003 compared to $44,852,000 in 2002. This increase of $7,416,000, or 17 percent, was due to higher personnel and incentive compensation expense consistent with increased activity levels and profitability, and increased pension expense relating to the Company's pension plan obligation. Selling, general and administrative expenses as a percent of revenues decreased from 21 percent in 2002 to 19 percent in 2003 due to improved operating leverage.

Depreciation and Amortization. Depreciation and amortization were $33,094,000 in 2003, an increase of $1,852,000 or 6 percent compared to $31,242,000 in 2002. The increase in depreciation and amortization resulted from the cumulative effect of the higher levels of growth capital expenditures.

Operating Profit (Loss). Operating profit was $16,399,000 in 2003, an increase of $26,825,000, compared to an operating loss of $10,426,000 in 2002. This significant increase in operating results was due mainly to an overall improvement in industry operating conditions, and the resulting increased revenues, as discussed above.

Interest Expense (Income), net. Interest expense increased 107% in 2003 compared to 2002. RPC's interest expense relates primarily to notes payable to the former owners of acquired businesses, and is offset by interest income from investment of its available cash. The Company's available cash is primarily invested in short-term marketable debt securities. The increase in interest expense, net of interest income, was due to new notes payable associated with an acquisition consummated in 2003, lower investment returns due to declining interest rates, and lower cash and marketable securities balances during 2003. See "Liquidity and Capital Resources" for additional explanations.

Other Income, net. Other income, net was $1,324,000 in 2003, a decrease of $1,022,000, compared to other income, net of $2,346,000 in 2002. During 2003, other income includes a gain from the settlement of an insurance claim of $410,000, proceeds from a settlement of a dispute with a vendor of $200,000, and gains related to the sale of operating equipment, partially offset by the recognition of a loss sustained on damaged operating equipment of $289,000. During 2002, other income included primarily gains relating to the sale of operating equipment, proceeds from the settlement of a lawsuit, and a gain from the sale of a small business unit.

Income Tax Provision (Benefit). The effective income tax rate for 2003 was 38 percent while the rate for 2002 was 35.5 percent. The slight increase in the book effective tax rate is due to the effect of permanent differences between book and taxable income.

Net Income (Loss). RPC's net income during 2003 was $10,893,000, an increase of $16,153,000, compared to a net loss of $5,260,000 in 2002. This increase is consistent with the increases in operating profit and other various factors as discussed above.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Revenues. RPC generated revenues of $209,030,000 in 2002 compared to $284,521,000 in 2001, a decrease of $75,491,000 or 27 percent. Revenues decreased as a result of weak drilling activity domestically and the shut down of operations in Algeria and Venezuela early in the second quarter, which were previously our largest international operations. The assets and personnel involved in these operations related to both the Technical and Support Services business segments and were re-deployed to the extent possible in our domestic market areas. The domestic rig count continued the decline begun in the fourth quarter of 2001 and hit a low of 738 early in the second quarter of 2002. The average domestic rig count was 830 in 2002 compared to 1,156 in 2001, a 28 percent decrease.

Although oil prices increased 29 percent from the first quarter 2002 to the fourth quarter 2002 and natural gas prices rose 65 percent during the same period, the rise in commodity prices failed to lead to a significant increase in drilling activity during the year. Some of the factors causing this continued depressed activity during 2002 were U.S. domestic economic weakness, global political uncertainty, and a warmer than average winter.

Cost of Services Rendered and Goods Sold. Cost of services rendered and goods sold was $143,362,000 in 2002 compared to $168,152,000 in 2001, a 15 percent decrease. This decrease was due to lower customer activity levels and RPC's cost reduction efforts. Cost of services rendered and goods sold increased from 59 percent of revenues in 2001 to 69 percent in 2002. This percentage increase resulted from lower utilization of equipment and personnel during the period and because of the fixed nature of many of these expenses. The rate of decline in cost of services rendered and goods sold was lower than the corresponding rate of decline in revenues, because of weaker industry conditions, resulting in significantly lower pricing for our services. Beginning in the fourth quarter of 2001 and continuing throughout 2002, the Company made efforts to reduce its costs of providing services including reducing its employee headcount.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $44,852,000 in 2002 compared to $52,873,000 in 2001. This decrease of $8,021,000, or 15 percent, was primarily the result of decreased employment costs from expense reduction efforts prompted by reduced revenues and reduction in activity. Selling, general and administrative expenses as a percent of revenues increased from 19 percent in 2001 to 21 percent in 2002. The decrease also resulted from the elimination of several small non-oilfield business units which did not incur expenses during 2002. Selling, general and administrative expenses also declined as a result of the shut down of our operations in Algeria and Venezuela and the deployment of those resources to lower cost operating environments. However, the rate of decline in selling, general and administrative expenses was lower than the rate of decline in revenues, due to the fixed nature of many of these expenses.

Depreciation and Amortization. Depreciation and amortization were $31,242,000 in 2002, an increase of $5,808,000 or 23 percent compared to $25,434,000 in 2001. The increase in depreciation and amortization resulted from the cumulative effect of the higher levels of growth capital expenditures made during the past few years, offset slightly by relatively lower capital expenditures during 2002 and the cessation of goodwill amortization. Beginning in 2002, RPC ceased amortizing goodwill pursuant to SFAS 142. In 2001, the amortization of goodwill was approximately $382,000.

Operating Profit (Loss). Operating loss was $10,426,000 in 2002, a decrease of $48,488,000, compared to an operating profit of $38,062,000 in 2001. This significant decline resulted from an overall weakening in industry conditions, offset somewhat by RPC's cost reduction efforts, as discussed above.

Interest Expense (Income), net. Interest expense was $74,000 in 2002 compared to $65,000 in 2001. RPC's interest expense relates to notes payable to the former owners of acquired businesses, and is offset by interest income from investment of its available cash. RPC's available cash is invested in short-term marketable debt securities. The increase in interest expense, net of interest income, was due to notes associated with acquisitions consummated in 2001, lower investment returns due to declining interest rates, and lower cash and marketable securities balances during 2002. See "Liquidity and Capital Resources" for additional explanations.

Other Income, net. Other income, net was $2,346,000 in 2002, a decrease of $780,000, compared to other income, net of $3,126,000 in 2001. During 2002, other income included primarily gains relating to the sale of operating equipment, proceeds from the settlement of a lawsuit, and a gain from the sale of a small business unit. During 2001, other income included primarily gains relating to the sale of operating equipment and settlements from various property claims.

Income Tax Provision (Benefit). The effective income tax rate for 2002 was 35.5 percent while the rate for 2001 was 38 percent. The slight decrease in the effective tax rate is due to the effect of permanent differences between book and taxable income.

Income (Loss) from Continuing Operations (net of income taxes). RPC's loss from continuing operations was $5,260,000, a decrease of $30,756,000 compared to an income of $25,496,000 in 2001. This decline is consistent with the decreases in operating profit.

Income from Discontinued Operation (net of income taxes). RPC realized no income or loss from the discontinued operation in 2002, compared to net income from discontinued operation of $1,486,000 in 2001. This decrease is due to the spin-off of RPC's powerboat manufacturing segment in February 2001, which was classified as a discontinued operation during 2001.

Liquidity and Capital Resources

	(in thousands)		
	2003	2002	2001
Net cash provided by operating activities	$ 50,631	$ 27,556	$ 55,938
Net cash (used for) investing activities	(34,670)	(21,831)	(46,357)
Net cash used for financing activities	(5,192)	(4,927)	(4,283)

In February 2001, the Company spun off its powerboat manufacturing segment in a tax-free spin-off. Historically, the powerboat manufacturing segment generated more cash than it needed to fund its operations and the excess was transferred to RPC. Subsequent to the spin-off, any excess cash generated by the spun-off segment is no longer available to the Company.

The Company's decisions about the amount of cash to be used for investing and financing purposes are influenced by our capital position and the amount of cash expected to be provided by operations. The Company's available liquidity are used to fund expansion of our working capital as business activity levels increase, to fund growth and maintenance capital expenditures and to fund acquisitions of businesses. In addition, the Company uses its liquidity to pay dividends to its common stockholders and to repurchase common stock on the open market.

Our primary sources of liquidity have been cash provided from operations and debt financing provided by sellers of acquired businesses, supplemented where needed, by access to a $25 million credit facility, of which $11 million is currently available, with a financial institution encompassing letters of credit and a demand note. The credit facility is renewable annually with interest payable monthly on outstanding advances under the demand note generally at LIBOR plus 50 basis points. The portion of the credit facility that is not currently available supports letters of credits relating to self-insurance programs or contract bids. There were no outstanding borrowings under the credit facility at February 27, 2004. Generally we have not maintained balances under this bank note for extended periods of time. Unless we were to make a large, strategic business acquisition, we do not currently anticipate maintaining large outstanding debt balances in the future. Beginning in the fourth quarter of 2001 and throughout 2002, the Company reduced its capital expenditure levels in response to weaker industry conditions and uncertainty with regard to the timing of a recovery in customer activity levels. During 2003, the Company increased its capital expenditures for operating equipment in order to take advantage of improving industry conditions. In addition, the Company has been assessing current operations and focusing on reducing costs to enhance the Company's financial performance. Due to improving industry conditions and the corresponding ability to generate more cash from operating activities, the Company anticipates increasing its capital expenditures to approximately $40 million during 2004, however, based on industry conditions management will adjust the level of expenditures to the extent it deems advisable.

Cash provided by operating activities in 2003 increased $23,075,000, or 84 percent, compared to 2002. Cash provided by operating activities increased primarily due to improved operating results coupled with receipt of a tax refund in the third quarter of 2003 resulting from carryback of prior year net operating losses. These increases were partially offset by higher working capital requirements during the current year including an increase in accounts receivable due to higher revenues partially offset by an increase in accounts payable and other liabilities consistent with higher business activity levels.

Cash used in investing activities for 2003 increased $12,839,000, or 59 percent, compared to 2002, primarily as a result of increased capital expenditures with improved business conditions and the acquisition completed during the second quarter of 2003. In accordance with the respective purchase agreements of certain business acquisitions, earnout payments to sellers of acquired businesses may be paid on an annual basis and are recorded as goodwill when the earnout payment amounts are determinable. Earnout payments were made to sellers of acquired businesses totaling $1,885,000 in 2002 and $286,000 in 2001, and were recorded as an increase to the purchase price of the respective business. Estimated earnouts totaling $2,835,000 have been recorded as of December 31, 2003 as additional goodwill and will be paid in early 2004.

Cash used in financing activities for 2003 increased $265,000, or 5 percent, compared to 2002. The increase is primarily as a result of lower debt service requirements partially offset by higher repurchases in the open market of the Company's stock. The Company purchased 185,600 shares of its common stock on the open market during 2003. Under a plan authorized by its Board of Directors, the Company has purchased an aggregate of 1,839,000 shares of its common stock on the open market during the current and prior periods and can purchase up to 161,000 additional shares. At the January 27, 2004 Board of Directors' Meeting, the Board approved a 20 percent increase in the quarterly cash dividend, from $0.025 to $0.03 to common shareholders of record on February 10, 2004 payable March 10, 2004. At this meeting, the Board also approved an increase of 1.5 million shares to the previous stock repurchase program.

The prices for oil and natural gas remain historically strong, but until recently, have failed to lead to an increase in drilling activity. Prices have also been volatile in the last several quarters, due to uncertainties over the conflict in the Middle East and fluctuating natural gas storage levels. Although the weekly domestic rig count has increased, the Company still believes that the operating environment for our services is uncertain in the near term. As a result of this uncertainty, RPC is monitoring customer exploration and production activity levels very closely, and is only making capital expenditures to support known customer requirements or to maintain our existing fleet of operating equipment.

The Company's Retirement Income Plan, a trusteed defined benefit pension plan, provides monthly benefits upon retirement at age 65 to eligible employees. In conjunction with the spin off of Chaparral in February 2001, the Company and Marine Products entered into an employee benefits agreement that provides for Marine Products to continue participating in the Plan. As of February 28, 2001, the plan became a multiple employer plan, with Marine Products as an adopting employer. In the first quarter of 2002, the Company's Board of Directors approved a resolution to cease all future retirement benefit accruals under the Retirement Income Plan effective March 31, 2002. However, the adverse conditions in the equity markets, along with the low interest rate environment, have had an unfavorable impact on the funded status of the Company's defined benefit pension plan. Additional contributions to the pension plan of approximately $4,800,000 will be required in 2004 to achieve the Company's funding objectives.

We believe the liquidity provided by our existing cash, cash equivalents and marketable securities, and cash expected to be generated from operations, will be sufficient to meet our liquidity requirements through at least December 31, 2004. We believe our liquidity and overall strong capital position will allow us to continue to grow and provide the opportunity to take advantage of business opportunities that may arise.

Acquisition

On April 1, 2003, RPC purchased all of the assets of Bronco Oilfield Services, Inc. ("Bronco"), a privately-held company, specializing in surface pressure control services and equipment. The aggregate purchase price was $11,033,000, including $5,533,000 of cash, $3,500,000 in seller financed debt and RPC common stock valued at $2,000,000. Interest on the seller financed debt accrues at 6 percent, with principal to be repaid over five years in equal annual installments. Additionally, Bronco's former owners, who have remained as employees, are eligible for an earnout to be paid in cash and stock, based upon future earnings in accordance with the agreement on an annual basis. The results of Bronco's acquisition have been included in the consolidated financial statements since the date of acquisition. Further information related to the acquisition has been included in the accompanying notes to the consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements.

Contractual Obligations

The Company's obligations and commitments that require future payments include notes payable in connection with acquisitions, a bank demand note, certain non-cancelable operating leases, purchase obligations and other long-term liabilities. The following table summarizes the Company's contractual obligations as of December 31, 2003:

Contractual obligations	Payments due by period				
(in thousands)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt	$ 5,910	$1,110	$4,100	$700	$—
Capital lease obligations	—	—	—	—	—
Operating leases (1)	3,614	1,579	1,961	74	—
Purchase obligations (2)	—	—	—	—	—
Other long-term liabilities (3)	2,835	2,835	—	—	—
Total contractual obligations	$12,359	$5,524	$6,061	$774	$—

(1) Operating leases represent agreements for various office locations and equipment.

(2) As part of the normal course of business the Company enters into purchase commitments to manage its various operating needs. However, the Company does not have any obligations that are non-cancelable or subject to a penalty if canceled.

(3) Long-term liabilities on the balance sheet primarily represent pension obligations, deferred taxes and earnout payments. Minimum pension funding contributions are not included as such amounts have not been determined. The Company expects to make a contribution to the multiple employer pension plan of approximately $4,800,000 in 2004 which it expects to fund with available cash or from cash generated from operating activities. Estimated earnout payments to be paid in 2004 are based on 2003 results of certain acquired businesses and total $2,835,000.

Related Party Transactions

Effective February 28, 2001, the Company began providing certain administrative services to Marine Products. The service agreements are more fully described in Note 2 to the consolidated financial statements. Charges from the Company (or from corporations that are subsidiaries of the Company) for such services aggregated approximately $496,000 in 2003, $588,000 in 2002 and $868,000 in 2001. The Company's directors are also directors of Marine Products and certain officers are employees of both the Company and Marine Products.

The Company periodically purchases in the ordinary course of business products or services from vendors who are owned by significant officers or shareholders, or affiliated with the directors of RPC. Total amounts paid to these affiliated parties were approximately $1,058,000 in 2003 and $502,000 in

2002. In addition, the overhead crane fabrication division of RPC recorded revenues of $171,000 in 2003 and $332,000 in 2002 from Marine Products related to the sale, installation and service of overhead cranes.

RPC sponsors a multiple employer benefit plan that includes Marine Products. Following the spin-off, RPC charged Marine Products for, and Marine Products has been obligated to pay, its allocable share of pension costs and the associated funding obligation related to the prior service liabilities of Chaparral employees. Effective December 2003, the related prior service liabilities totaling $3,314,000 and pension assets totaling $2,517,000 were transferred within the multiple employer plan from RPC to Marine Products.

New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities.* The Interpretation requires that a variable interest entity, as defined, be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to entities created prior to January 31, 2003 in the first fiscal year or interim period beginning after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has not entered into any agreements subject to FIN 46 since January 31, 2003 and does not have any agreements in place that were executed prior to January 31, 2003 that will be subject to the Interpretation's provisions when it becomes fully effective in the first quarter of 2004. As a result, the Company believes the adoption of the Interpretation will not have an impact on the financial position, results of operations or liquidity of the Company.

In December 2003, the FASB reissued Statement of Financial Accounting Standard ("SFAS") 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," that replaced the existing pronouncement. The revised SFAS does not change the measurement or recognition provisions; however, it requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other post retirement benefit plans. The disclosure rules apply to annual financial statements for fiscal years ending after December 15, 2003. In addition, there are additional disclosure requirements for the interim-period financial reports starting the first quarter of 2004. The Company has adopted the provisions of SFAS 132 and presented the additional disclosures in the notes to the consolidated financial statements. The adoption of SFAS 132 did not have a material effect on the financial position, results of operations or liquidity of the Company.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

RPC maintains an investment portfolio, comprised of U.S. Government, corporate and municipal debt securities, which is subject to interest rate risk exposure. As of December 31, 2003, we are not subject to material interest rate risk exposure on these securities since they are highly liquid with maturities of three months or less. The Company has been affected by the impact of lower interest rates on interest income from its short-term investments. This risk is managed through conservative policies to invest in high-quality obligations. Also, as of December 31, 2003, RPC had debt with variable interest rates that exposes RPC to certain market risks. RPC has performed an interest rate sensitivity analysis related to the debt instruments using a duration model over the near term of the securities and the term of the debt with a 10 percent change in interest rates. RPC is not subject to material interest rate risk exposure based on this analysis, and no material changes in market risk exposures or how those risks are managed is expected.

As of December 31, 2003, RPC had accounts receivable of approximately $54 million (net of an allowance for doubtful accounts of approximately $2.5 million). RPC is subject to a concentration of credit risk because most of the accounts receivable are due from companies in the oil and gas industry.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED BALANCE SHEETS
RPC, INC. AND SUBSIDIARIES

(in thousands except share information)

December 31,	2003	2002
ASSETS		
Cash and cash equivalents	$ 22,302	$ 11,533
Accounts receivable, net	53,719	40,168
Inventories	10,057	9,206
Deferred income taxes	6,394	5,873
Income taxes receivable	4,149	8,817
Prepaid expenses and other current assets	3,614	3,478
Current assets	100,235	79,075
Property, plant and equipment, net	109,163	105,338
Intangibles, net	15,488	9,609
Other assets	1,864	1,932
Total assets	$226,750	$195,954
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 19,603	$ 12,280
Accrued payroll and related expenses	8,526	7,641
Accrued insurance expenses	2,852	2,800
Accrued state, local and other taxes	1,549	1,659
Current portion of long-term debt	1,110	552
Other accrued expenses	3,369	1,497
Current liabilities	37,009	26,429
Long-term accrued insurance expenses	5,856	4,898
Long-term debt	4,800	2,410
Long-term pension liability	12,972	6,931
Deferred income taxes	13,296	8,888
Other long-term liabilities	1,711	1,317
Total liabilities	75,644	50,873
Commitments and contingencies		
Preferred stock, $.10 par value, 1,000,000 shares authorized, none issued		
Common stock, $.10 par value, 79,000,000 shares authorized, 28,626,320 shares issued in 2003 and 28,607,601 shares issued in 2002	2,862	2,861
Capital in excess of par value	26,796	26,431
Retained earnings	128,824	120,805
Deferred compensation	(1,076)	(1,186)
Accumulated other comprehensive loss	(6,300)	(3,830)
Total stockholders' equity	151,106	145,081
Total liabilities and stockholders' equity	$226,750	$195,954

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

RPC, INC. AND SUBSIDIARIES

(in thousands except per share data)

Years ended December 31,	2003	2002	2001
REVENUES	$270,527	$209,030	$284,521
COSTS AND EXPENSES:			
Cost of services rendered and goods sold	168,766	143,362	168,152
Selling, general and administrative expenses	52,268	44,852	52,873
Depreciation and amortization	33,094	31,242	25,434
Operating profit (loss)	16,399	(10,426)	38,062
Interest expense, net	153	74	65
Other income, net	1,324	2,346	3,126
Income (loss) from continuing operations before income taxes	17,570	(8,154)	41,123
Income tax provision (benefit)	6,677	(2,894)	15,627
Income (loss) from continuing operations	10,893	(5,260)	25,496
Income from discontinued operation, net of income taxes of $834 in 2001	—	—	1,486
Net income (loss)	$ 10,893	$ (5,260)	$ 26,982
EARNINGS (LOSS) PER SHARE — BASIC			
Income (loss) from continuing operations	$ 0.38	$ (0.19)	$ 0.91
Income from discontinued operation	—	—	0.05
Net income (loss)	$ 0.38	$ (0.19)	$ 0.96
EARNINGS (LOSS) PER SHARE — DILUTED			
Income (loss) from continuing operations	$ 0.38	$ (0.19)	$ 0.89
Income from discontinued operation	—	—	0.05
Net income (loss)	$ 0.38	$ (0.19)	$ 0.94
Dividends paid per share	$ 0.10	$ 0.10	$ 0.11

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

RPC, INC. AND SUBSIDIARIES

(in thousands)

Three Years Ended December 31, 2003	Comprehensive Income (Loss)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2000		28,303	$2,830	$22,541	$(1,337)	$145,285	$ —	$169,319
Stock issued for stock incentive plans, net		169	17	1,489	(298)	—	—	1,208
Stock purchased and retired		(61)	(6)	(820)	—	—	—	(826)
Spin-off of Marine Products Corporation			—	—	(51)	(40,199)	—	(40,250)
Stock issued in connection with purchase of business		280	28	3,972	—	—	—	4,000
Net income	$26,982		—	—	—	26,982	—	26,982
Minimum pension liability adjustment, net of taxes of $528	(861)		—	—	—	—	(861)	(861)
Comprehensive income	$26,121							
Dividends declared			—	—	—	(3,136)	—	(3,136)
Balance, December 31, 2001		28,691	2,869	27,182	(1,686)	128,932	(861)	156,436
Stock issued for stock incentive plans, net		1	1	122	500	—	—	623
Stock purchased and retired		(85)	(9)	(873)	—	—	—	(882)
Net loss	$(5,260)		—	—	—	(5,260)	—	(5,260)
Minimum pension liability adjustment, net of taxes of $1,909	(3,114)		—	—	—	—	(3,114)	(3,114)
Unrealized gain on securities, net of taxes of $90	145						145	145
Comprehensive loss	$(8,229)							
Dividends declared			—	—	—	(2,867)	—	(2,867)
Balance, December 31, 2002		28,607	2,861	26,431	(1,186)	120,805	(3,830)	145,081
Stock issued for stock incentive plans, net		29	3	233	110	—	—	346
Stock purchased and retired		(189)	(20)	(1,850)	—	—	—	(1,870)
Stock issued in connection with purchase of business		179	18	1,982	—	—	—	2,000
Net income	$10,893		—	—	—	10,893	—	10,893
Minimum pension liability adjustment, net of taxes of $1,534	(2,503)		—	—	—	—	(2,503)	(2,503)
Unrealized gain on securities, net of taxes of $20	33						33	33
Comprehensive income	$ 8,423							
Dividends declared			—	—	—	(2,874)	—	(2,874)
Balance, December 31, 2003		28,626	$2,862	$26,796	$(1,076)	$128,824	$(6,300)	$151,106

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

RPC, Inc. and Subsidiaries

(in thousands)

Years ended December 31,	2003	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	$ 10,893	$ (5,260)	$ 26,982
Noncash charges (credits) to earnings:			
Depreciation and amortization	33,182	31,342	25,536
Gain on sale of equipment and property	(36)	(1,353)	(1,642)
Deferred income tax provision	5,401	9,193	1,400
Income from discontinued operation	—	—	(1,486)
(Increase) decrease in assets:			
Accounts receivable	(13,551)	6,760	8,557
Income taxes receivable	4,668	(6,564)	(2,072)
Inventories	(455)	(794)	(883)
Prepaid expenses and other current assets	(117)	461	(1,382)
Other noncurrent assets	497	(501)	(234)
Increase (decrease) in liabilities:			
Accounts payable	7,323	205	1,838
Income taxes payable	—	—	(2,717)
Accrued payroll and related expenses	2,888	(2,482)	4,061
Accrued insurance expenses	1,010	(2,403)	(833)
Accrued state, local and other taxes	(110)	(1,237)	(1,187)
Other accrued expenses	(962)	189	—
Net cash provided by continuing operations	50,631	27,556	55,938
INVESTING ACTIVITIES			
Capital expenditures	(30,356)	(22,481)	(45,850)
Purchase of businesses	(6,210)	(1,885)	(8,391)
Proceeds from sale of assets	1,896	2,535	3,961
Net sale of marketable securities	—	—	17,756
Transfer of cash and marketable securities to discontinued operation	—	—	(13,833)
Net cash used for investing activities	(34,670)	(21,831)	(46,357)
FINANCING ACTIVITIES			
Payment of dividends	(2,874)	(2,867)	(3,136)
Payments on debt	(552)	(1,365)	(241)
Cash paid for common stock purchased and retired	(1,870)	(882)	(826)
Proceeds received upon exercise of stock options	104	187	534
Payment to discontinued operation	—	—	(614)
Net cash used for financing activities	(5,192)	(4,927)	(4,283)
Net increase in cash and cash equivalents	10,769	798	5,298
Cash and cash equivalents at beginning of year	11,533	10,735	5,437
Cash and cash equivalents at end of year	$ 22,302	$ 11,533	$ 10,735

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RPC, Inc. and Subsidiaries

Years ended December 31, 2003, 2002 and 2001

Note 1: Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of RPC, Inc. and its wholly-owned subsidiaries ("RPC" or the "Company"). All significant intercompany accounts and transactions have been eliminated. On February 28, 2001, the Company distributed its powerboat manufacturing segment to RPC stockholders through a tax-free spin-off transaction (the "spin-off"). Accordingly, as discussed in Note 2, this segment has been accounted for as a discontinued operation and the accompanying consolidated financial statements for 2001 have been restated to report separately the cashflows and operating results of this discontinued operation.

Nature of Operations

RPC provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties throughout the United States, including the Gulf of Mexico, mid-continent, southwest and Rocky Mountain regions, and in selected international markets. The services and equipment provided include Technical Services such as pressure pumping services, snubbing services, coiled tubing services, nitrogen services, and firefighting and well control, and Support Services such as the rental of drill pipe and other specialized oilfield equipment, marine services, and oilfield training.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are used in the determination of the allowance for doubtful accounts, income taxes, accrued insurance expenses, depreciable lives of assets, and pension liabilities.

Revenues

The Company recognizes revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition," which clarifies the basic criteria for recognizing revenue. RPC recognizes revenue when an agreement exists, prices are determinable, services and products are delivered and collectibility is reasonably assured.

During 2002, the Company adopted Emerging Issues Task Force ("EITF") No. 01-14 "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," which clarifies that the classification of such expenses be reported gross in the statement of operations. The effect of this adoption was to increase revenues and cost of services rendered and goods sold by $3,312,000 and $4,595,000 for the years ended December 31, 2002 and 2001. In conjunction with the adoption of EITF No. 01-14 in the fourth quarter of 2002, the Company determined that certain other pass through costs and expenses billable to customers are more appropriately classified as gross in the statement of operations. This change resulted in a corresponding increase in revenues and cost of services rendered and goods sold of $10,192,000 in 2002 and $14,984,000 in 2001. These changes in presentation had no impact on operating profit, net income, or earnings per share.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Concentration of Credit Risk

Substantially all of the Company's customers are engaged in the oil and gas industry. This concentration of customers may impact overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. RPC maintains cash equivalents and investments in several large, well-capitalized financial institutions, and RPC's policy restricts investment in any securities rated less than "investment grade" by national rating services.

Investments

Investments classified as available-for-sale are stated at their fair values, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary with respect to available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The Company did not realize any gains on securities during 2003, 2002 and 2001.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date.

Allowance for Doubtful Accounts

Accounts receivable are carried at the amount owed by customers, reduced by an allowance for estimated amounts that may not be collectible in the future. The allowance for doubtful accounts is estimated based upon historical write-off percentages, known problem accounts, and current economic conditions. Accounts are written off against the allowance for doubtful accounts when the Company determines that amounts are uncollectible and recoveries of previously written-off accounts are recorded when collected.

Inventories

Inventories, which consist principally of (i) products that are consumed in RPC's services provided to customers, (ii) spare parts for equipment used in providing these services and (iii) manufactured components and attachments for equipment used in providing services, are recorded at the lower of weighted average cost or market value. Market value is determined based on replacement cost for material and supplies and net realizable value for work in process and finished goods. The Company regularly reviews inventory quantities on hand and records provisions for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments.

Property, Plant and Equipment

Property, plant and equipment, including software costs, are reported at cost less accumulated depreciation and amortization, which is generally provided on a straight-line basis over the estimated useful lives of the assets. Costs of developing software for sale are charged to expense when incurred until technological feasibility has been established for the product. Thereafter, until the software is ready for general release to customers the costs are capitalized. Annual provisions for depreciation and amortization are computed using the following useful lives: operating equipment, 3 to 10 years; buildings and leasehold improvements, 15 to 30 years; furniture and fixtures, 5 to 7 years; software, 5 years; and vehicles, 3 to 5 years. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals, and betterments are capitalized. Expenditures for restoring an identifiable asset to working condition or for maintaining the asset in good working order constitute repairs and maintenance and are expensed as incurred.

RPC records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company periodically reviews the values assigned to long-lived assets, such as property, plant and equipment and other assets, to determine if any impairments should be recorded. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

Intangibles

Intangibles consist primarily of goodwill and non-compete agreements related to businesses acquired. Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $15,396,000 at December 31, 2003 and $9,476,000 at December 31, 2002. During 2001, the values assigned to all intangible assets, including goodwill, were amortized on a straight-line basis over the estimated useful lives of the assets, which did not exceed 20 years. In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", the Company reviewed the classification of its goodwill and other intangible assets. Goodwill is no longer amortized to earnings, but instead is subject to an annual test for impairment. The Company completed an initial impairment analysis upon adoption of SFAS No. 142 and a subsequent analysis during the fourth quarter of 2003. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill has occurred.

Non-compete agreements are amortized on a straight-line basis over the period of the agreement, as this method best estimates the ratio that current revenues bear to the total of current and anticipated revenues, based on the estimated useful life.

The carrying amount and accumulated amortization for non-compete agreements are as follows:

	December 31,	
	2003	**2002**
Non-compete agreements	$ 450,000	$ 450,000
Less: accumulated amortization	(371,683)	(331,675)
	$ 78,317	$ 118,325

Had the Company adopted the provisions of SFAS No. 142 as of January 1, 2001, the effects on income from continuing operations, discontinued operation and net income would have been as follows:

Years ended December 31,	2003	2002	2001
(in thousands)			
Income (loss) from continuing operations	$10,893	$(5,260)	$25,496
Income from discontinued operation	—	—	1,486
Net income (loss) — as reported	10,893	(5,260)	26,982
Effect of goodwill amortization, net of taxes:			
Continuing operations	—	—	237
Discontinued operation	—	—	71
Pro forma net income (loss)	$10,893	$(5,260)	$27,290
Pro forma basic (loss) income per share:			
Continuing operations	$ 0.38	$ (0.19)	$ 0.92
Discontinued operation	—	—	0.06
Net income (loss)	$ 0.38	$ (0.19)	$ 0.98
Pro forma diluted (loss) income per share:			
Continuing operations	$ 0.38	$ (0.19)	$ 0.90
Discontinued operation	—	—	0.05
Net income (loss)	$ 0.38	$ (0.19)	$ 0.95

Amortization of non-compete agreements was approximately $40,000 in 2003, $80,000 in 2002, and $43,000 in 2001. Goodwill amortization was $382,000 in 2001. Estimated amortization for the remaining useful lives of non-compete agreements is as follows:

2004	$40,000
2005	28,300
2006	10,000

Insurance Expenses

RPC self insures, up to certain policy-specified limits, certain risks related to general liability, product liability, workers' compensation, vehicle and equipment liability, and employee health insurance plan costs. The estimated cost of claims under these self-insurance programs are accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. The portion of these estimated outstanding claims expected to be paid more than one year in the future is classified as long-term accrued insurance expenses.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance against the carrying value of deferred tax assets when the Company determines that it is more likely than not that the asset will not be realized through future taxable income.

Earnings per Share

SFAS No. 128, "Earnings Per Share," requires a basic earnings per share and diluted earnings per share presentation. The two calculations differ as a result of the dilutive effect of stock options and time lapse restricted and performance restricted shares included in diluted earnings per share, but excluded from basic earnings per share. A reconciliation of the weighted shares outstanding is as follows:

	2003	2002	2001
Basic	28,370,148	28,262,016	28,077,514
Dilutive effect of stock options and restricted shares	399,323	—	515,288
Diluted	28,769,471	28,262,016	28,592,802

The effect of the Company's stock options and restricted shares have been excluded from the calculation of diluted earnings per share in 2002, as their effect would have been antidilutive.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and notes payable. The carrying value of cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of such instruments. The carrying value of long-term debt approximates fair value since the interest rates are market based and are generally adjusted annually.

New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." The Interpretation requires that a variable interest entity, as defined, be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to entities created prior to January 31, 2003 in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has not entered into any agreements subject to FIN 46 since January 31, 2003 and does not have any agreements in place that were executed prior to January 31, 2003 that will be subject to the Interpretation's provisions when it becomes fully effective in the first quarter of 2004. As a result, the Company believes that the adoption of the Interpretation will not have an impact on the financial position, results of operations or liquidity of the Company.

In December 2003, the FASB reissued Statement of Financial Accounting Standard ("SFAS") No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," that replaced the existing pronouncement. The revised SFAS does not change the measurement or recognition provisions; however, it requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other post retirement benefit plans. The disclosure rules apply to annual financial statements for fiscal years ending after December 15, 2003. In addition, there are additional disclosure requirements for the interim-period financial reports starting the first quarter of 2004. The Company has adopted the provisions of SFAS 132 and presented the additional disclosures in Note 11 to the consolidated financial statements. The adoption of SFAS 132 did not have a material effect on the financial position, results of operations or liquidity of the Company.

Stock-Based Compensation

RPC accounts for the stock incentive plan using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." RPC records deferred compensation related to the restricted stock grants based on the fair market value of the shares at the issue date and amortizes such amounts over the vesting period for the shares. RPC recorded amortization of deferred compensation totaling $241,000 in 2003, $255,000 in 2002, and $455,000 in 2001 related to these restricted stock grants.

If RPC had accounted for the stock incentive plans in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the total fair value of awards granted would be amortized over the vesting period of the awards, and RPC's reported net income (loss) and diluted net income (loss) per share would have been as follows:

Years ended December 31,	2003	2002	2001
(in thousands)			
Income (loss) from continuing operations	$10,893	$(5,260)	$25,496
Income from discontinued operation	—	—	1,486
Net income (loss) — as reported	10,893	(5,260)	26,982
Add: Stock-based employee compensation expense included in reported net income, net of related tax	150	164	282
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	957	767	728
Pro forma net income (loss)	$10,086	$(5,863)	$26,536
Basic (loss) income per share as reported:			
Continuing operations	$ 0.38	$ (0.19)	$ 0.91
Discontinued operation	—	—	0.05
Net income (loss)	$ 0.38	$ (0.19)	$ 0.96
Pro forma basic (loss) income per share:			
Continuing operations	$ 0.36	$ (0.21)	$ 0.89
Discontinued operation	—	—	0.05
Net income (loss)	$ 0.36	$ (0.21)	$ 0.94
Diluted (loss) income per share as reported:			
Continuing operations	$ 0.38	$ (0.19)	$ 0.89
Discontinued operation	—	—	0.05
Net income (loss)	$ 0.38	$ (0.19)	$ 0.94
Pro forma diluted (loss) income per share:			
Continuing operations	$ 0.35	$ (0.21)	$ 0.88
Discontinued operation	—	—	0.05
Net income (loss)	$ 0.35	$ (0.21)	$ 0.93

The Company has computed for pro forma disclosure purposes the value of all options granted during 2003, 2002, and 2001 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions for grants:

	2003	2002	2001
Risk-free interest rate	1.1%	2.9%	4.9%
Expected dividend yield	1%	1%	1%
Expected lives	7 years	7 years	7 years
Expected volatility	43-46%	43-46%	43-46%

The total fair value of options granted to RPC employees were $2,534,000 in 2003, $663,000 in 2002 and $2,913,000 in 2001.

Note 2: Discontinued Operation

In January 2000, the Board of Directors of RPC announced that it planned to spin-off to stockholders the business conducted through Chaparral Boats, Inc. ("Chaparral"), RPC's powerboat manufacturing segment. The spin-off transaction was approved by RPC's Board of Directors on February 12, 2001. RPC accomplished the spin-off by contributing 100 percent of the issued and outstanding stock of Chaparral to Marine Products Corporation (a Delaware corporation) ("Marine Products"), a newly formed wholly-owned subsidiary of RPC, and then distributing the common stock of Marine Products to RPC stockholders. RPC stockholders received 0.6 shares of Marine Products common stock for each share of RPC common stock owned as of the record date. Based on an Internal Revenue Service Private Letter ruling, the spin-off was tax-free to RPC and RPC stockholders, except for cash received for any fractional shares. The spin-off was consummated on February 28, 2001, with 17,012,277 shares of Marine Products common stock distributed to RPC stockholders.

For the first two months of 2001, the powerboat manufacturing segment of RPC has been accounted for as a discontinued operation and, accordingly, the accompanying consolidated financial statements of RPC have been restated to report separately the operating results of this discontinued operation.

A summary of the operating results of RPC's powerboat manufacturing segment for the two months in 2001 is as follows:

Years ended December 31,	2001
(in thousands)	
Revenues	$24,092
Operating income	2,747
Income before income taxes	2,320
Income tax provision	834
Net income	$ 1,486

The Transition Support Services Agreement executed in connection with the spin-off stipulates that RPC provide certain services, including financial reporting and income tax administration, acquisition assistance, etc. to Marine Products until the agreement is terminated by either party. RPC charged Marine Products $496,000 in 2003, $588,000 in 2002 and $868,000 in 2001 for these services. Certain costs allocated by RPC to Marine Products in 2001 are now incurred directly by Marine Products.

Refer to Note 12 for details regarding certain officers being employees of both RPC and Marine Products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
RPC, Inc. and Subsidiaries
Years ended December 31, 2003, 2002 and 2001

Note 3: Acquisitions

On April 1, 2003, RPC purchased all of the assets of Bronco Oilfield Services, Inc. ("Bronco"), a privately-held company, specializing in surface pressure control services and equipment. During 2001, the Company completed two acquisitions. All acquisitions were accounted for under the purchase method of accounting. Pro forma results of operations have not been presented for these acquisitions because the effects of them were not material to the Company on either an individual or aggregate basis. The results of operations of each acquisition are included in the Company's consolidated statements of operations from the respective dates of acquisition. All goodwill related to these acquisitions has been assigned to the Technical Services segment.

A summary of the Company's purchase transactions is included in the following table (in thousands, except share amounts):

Entity Name and Description of Business Acquired	Date	Consideration	Inventory	Operating equipment and vehicles	Goodwill	Non-compete agreements	Other fixed assets	Form of consideration
Bronco Oilfield Services, Inc. (Production Rental Equipment)	4/03	$11,033	$395	$8,189	$2,449	$ —	$ —	• $5,533 in cash • 179,191 restricted shares valued at $2,000 • $3,500 in promissory note payable in five annual installments plus interest at 6 percent fixed rate • Potential earnout
Mathews Energy Services, Inc. (Pressure Pumping)	7/01	$11,000	$ —	$7,396	$2,856	$100	$648	• $5,000 in cash • 280,446 restricted shares valued at $4,000 • $2,000 in promissory note, payable in full after four years, plus interest payable quarterly at prime rate • Potential earnout
Sooner Testing, Inc. (Pressure Pumping)	2/01	$ 4,355	$317	$2,788	$1,250	$ —	$ —	• $3,105 in cash • $1,250 in promissory note payable in three annual installments plus interest at prime rate • Potential earnout

Earnout payments to sellers of acquired businesses may have to be paid in accordance with the respective agreements on an annual basis and are recorded as goodwill when the earnout payment amounts are determinable. The consolidated statements of cash flows for the year ended December 31, 2003 excludes the $3,500,000 of promissory notes payable and the $2,000,000 common stock issued in connection with the Bronco acquisition. The consolidated statements of cash flows for the year ended December 31, 2001 excludes the $3,250,000 of promissory notes payable in connection with these acquisitions and the $4,000,000 common stock issuance. Earnout payments due to sellers of acquired businesses totaled $286,000 in 2001 and $1,885,000 in 2002. These payments which were paid subsequent to each respective year end, were recorded as goodwill. Estimated earnouts relating to 2003 operating results totaling $2,835,000 have been recorded as of December 31, 2003 and included in goodwill and other accrued expenses. No earnouts were payable in 2003 related to 2002 operating results.

Note 4: Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts of $2,539,000 at December 31, 2003 and $2,461,000 at December 31, 2002.

Note 5: Inventories

Inventories consist of the following:

December 31,	2003	2002
(in thousands)		
Raw materials and supplies	$ 8,251	$6,920
Work in process	317	428
Finished goods	1,489	1,858
Total inventories	$10,057	$9,206

Note 6: Property, Plant and Equipment

Property, plant and equipment are presented at cost net of accumulated depreciation and consist of the following:

December 31,	2003	2002
(in thousands)		
Land	$ 5,464	$ 5,298
Buildings and leasehold improvements	30,444	28,789
Operating equipment	221,770	206,016
Capitalized software	11,556	10,676
Furniture and fixtures	2,710	2,010
Vehicles	47,124	40,337
Construction in progress	3,449	850
Gross property, plant and equipment	322,517	293,976
Less: accumulated depreciation	213,354	188,638
Net property, plant and equipment	$109,163	$105,338

Depreciation expense was $32,901,000 in 2003, $31,007,000 in 2002, and $24,656,000 in 2001. The original cost of equipment under capital lease was $846,000, and accumulated depreciation at December 31, 2002 was $357,000. There are no capital leases outstanding as of December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

RPC, Inc. and Subsidiaries

Years ended December 31, 2003, 2002 and 2001

Note 7: Income Taxes

The following table lists the components of the provision (benefit) for income taxes from continuing operations:

Years ended December 31,	2003	2002	2001
(in thousands)			
Current:			
Federal	$ 925	$(11,882)	$12,119
State	164	(380)	1,271
Foreign	187	175	837
Deferred:			
Federal	4,975	8,467	1,289
State	426	726	111
Total income tax provision (benefit)	$6,677	$ (2,894)	$15,627

Reconciliation between the federal statutory rate and RPC's effective tax rate is as follows:

Years ended December 31,	2003	2002	2001
Federal statutory rate	35.0%	34.0%	35.0%
State income taxes	4.8	3.1	3.0
Other	(1.8)	(1.6)	—
Effective tax rate	38.0%	35.5%	38.0%

Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,	2003	2002
(in thousands)		
Deferred tax assets:		
Self-insurance	$ 3,848	$ 3,221
Pension	4,153	1,924
State net operating loss carryforwards	2,421	1,431
Bad debts	1,046	803
Accrued payroll	492	380
All others	355	607
Valuation allowance	(977)	(978)
Gross deferred tax assets	11,338	7,388
Deferred tax liabilities:		
Depreciation	(17,657)	(9,619)
Stock-based compensation	(34)	(35)
All others	(549)	(749)
Gross deferred tax liabilities	(18,240)	(10,403)
Net deferred tax liabilities	$ (6,902)	$ (3,015)

The Company and Marine Products Corporation have entered into a tax-sharing and indemnification agreement whereby any subsequent income tax adjustment resulting in a change in income tax assets or liabilities of either RPC or Marine Products prior to the spin-off will be settled through an exchange of cash. No settlements occurred in 2003 and approximately $140,000 was paid by RPC in settlements in 2002.

Undistributed earnings of the Company's foreign subsidiaries are considered indefinitely reinvested and, accordingly, no provision for U.S. federal income taxes has been accrued. Upon distribution of those earnings in the form of dividends or otherwise, RPC would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various countries. Determining the amount of unrecognized deferred U.S. income tax liability is not practicable.

RPC has net operating loss carryforwards related to state income taxes of approximately $2.4 million that expire in 2003 through 2017. The Company has booked a valuation allowance of approximately $1.0 million against this amount that represents carryforwards that the Company does not expect to utilize.

Total income tax (refunds) payments, net, were $(3,263,000) in 2003, ($4,097,000) in 2002 and $15,615,000 in 2001.

Note 8: Long-Term Debt

At December 31, 2003, future minimum payments on long-term debt were as follows:

(in thousands)	
2004	$1,110
2005	2,700
2006	700
2007	700
2008	700
Total minimum principal payments	$5,910

Cash interest paid was approximately $79,000 in 2003, $266,000 in 2002 and $262,000 in 2001.

The Company has access to a $25 million credit facility with a financial institution encompassing letters of credit and a demand note. The credit facility requires interest payments monthly on outstanding advances generally at LIBOR plus 50 basis points. Any outstanding advances are due upon demand by the lender and the facility remains outstanding until cancelled by either party. Under this facility, there were letters of credit relating to self insurance programs and contract bids outstanding for $13,390,000 as of December 31, 2003 and for $10,587,000 as of December 31, 2002.

The long-term debt of RPC as of December 31, 2003 and 2002 is summarized as follows:

Type	Maturity Dates	Range of Interest Rates	2003	2002
(in thousands)				
Notes payable related to acquisitions	2004–2008	Prime	$5,910	$2,830
Capital lease	2003	11.76%	—	132
Total debt			5,910	2,962
Less: current portion			1,110	552
Long-term debt			$4,800	$2,410

Note 9: Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following (in thousands):

	Minimum pension liability	Unrealized gain (loss) on securities	Total
Balance at December 31, 2001	$ (861)	$ —	$ (861)
Change during 2002:			
Before-tax amount	(5,023)	235	(4,788)
Tax (expense) benefit	1,909	(90)	1,819
Total activity in 2002	(3,114)	145	(2,969)
Balance at December 31, 2002	(3,975)	145	(3,830)
Change during 2003:			
Before-tax amount	(4,037)	53	(3,984)
Tax (expense) benefit	1,534	(20)	1,514
Total activity in 2003	(2,503)	33	(2,470)
Balance at December 31, 2003	$(6,478)	$178	$(6,300)

Note 10: Commitments and Contingencies

Minimum annual rentals, principally for noncancelable real estate leases with terms in excess of one year, in effect at December 31, 2003, are summarized in the following table:

(in thousands)	
2004	$1,579
2005	1,211
2006	514
2007	236
2008	74
Total rental commitments	$3,614

Total rental expense charged to operations was approximately $4,120,000 in 2003, $3,930,000 in 2002, and $4,164,000 in 2001.

RPC is a defendant in a number of lawsuits that allege that plaintiffs have been damaged as a result of the rendering of services by RPC personnel and equipment. RPC is vigorously contesting these actions. Management, after consultation with legal counsel, is of the opinion that the outcome of these lawsuits will not have a material adverse effect on the financial position, results of operations or liquidity of RPC.

Note 11: Employee Benefit Plans

Retirement Plan

The Company's Retirement Income Plan, a trusteed defined benefit pension plan, provides monthly benefits upon retirement at age 65 to eligible employees. In conjunction with the spin-off of Chaparral in February 2001, the Company and Marine Products entered into an employee benefits agreement that provides for Marine Products to continue participating in the Plan. As of February 28, 2001, the plan became a multiple employer plan, with Marine Products as an adopting employer. Following the spin-off,

RPC charged Marine Products for, and Marine Products has been obligated to pay, its allocable share of pension costs and the associated funding obligation related to the prior service liabilities of Chaparral employees. Effective December 2003, the related prior service liabilities totaling $3,314,000 and pension assets totaling $2,517,000 were transferred within the multiple employer plan from RPC to Marine Products.

In the first quarter of 2002, the Company's Board of Directors approved a resolution to cease all future retirement benefit accruals under the Retirement Income Plan effective March 31, 2002. In lieu thereof, the Company began providing enhanced benefits in the form of cash contributions for certain longer serviced employees that had not reached the normal retirement age of 65 as of March 31, 2002. The contributions are discretionary and made annually based on continued employment over a seven year period beginning in 2002. These discretionary contributions are expected to be made over a seven year period beginning in 2002 to either a non-qualified Supplemental Executive Retirement Plan ("SERP") established by the Company or to the 401(k) plan for each employee that is entitled to the enhanced benefit. The expense related to the enhanced benefits was $479,000 for 2003 and $437,000 for 2002. The Company permits eligible employees to defer a portion of their compensation into the nonqualified plan.

The following table sets forth the funded status of the retirement income plan and the amounts recognized in RPC's consolidated balance sheets:

December 31,	2003	2002
(in thousands)		
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 24,368	$24,984
Service cost	—	332
Interest cost	1,937	1,749
Amendments	—	154
Actuarial loss	7,079	4,039
Liability transfer	(3,314)	—
Benefits paid	(1,100)	(929)
Curtailments	—	(5,961)
Benefit obligation at end of year	$ 28,970	$24,368
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	$ 17,682	$18,794
Actual return on plan assets	2,546	(1,475)
Asset transfer	(2,517)	—
Employer contribution	—	1,258
Benefits paid	(1,100)	(929)
Fair value of plan assets at end of year	16,611	17,648
Funded status	(12,359)	(6,720)
Unrecognized net loss	10,450	6,412
Net accrued cost	$ (1,909)	$ (308)

The accumulated benefit obligation for the defined benefit pension plan was $28,970,000 at December 31, 2003 and $24,368,000 at December 31, 2002. The Company uses a December 31 measurement date for its qualified plan.

Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded an additional pretax minimum pension liability of $4,037,000 in 2003 and $5,023,000 in 2002. As there were no previously unrecognized prior service costs as of December 31, 2003 and 2002, the full amount of the adjustments, net of related deferred tax benefits, are reflected as a reduction of stockholders' equity. Amounts recognized in the consolidated balance sheets consist of:

December 31,	2003	2002
(in thousands)		
Net accrued benefit cost	$ (1,909)	$ (308)
Minimum pension liability	(10,450)	(6,412)
SERP employer contributions	(465)	(211)
SERP employee deferrals	(148)	—
Net amount recognized	$(12,972)	$(6,931)

RPC's funding policy is to contribute to the retirement income plan the amount required, if any, under the Employee Retirement Income Security Act of 1974. RPC contributed $0 in 2003, $1,258,000 in 2002, and $118,000 in 2001.

The components of net periodic benefit cost are summarized as follows:

Years ended December 31,	2003	2002	2001
(in thousands)			
Service cost for benefits earned during the period	$ —	$ 332	$ 954
Interest cost on projected benefit obligation	1,937	1,749	1,751
Expected return on plan assets	(1,363)	(1,622)	(1,836)
Net amortization and deferral	1,027	72	(176)
Curtailments	—	150	—
Net periodic benefit cost	$ 1,601	$ 681	$ 693

The weighted average assumptions as of December 31 used to determine the projected benefit obligation and net benefit cost were as follows:

December 31,	2003	2002
Projected Benefit Obligation:		
Discount rate	6.250%	6.875%
Rate of compensation increase	N/A	N/A
Net Benefit Cost:		
Discount rate	6.875%	7.375%
Expected return on plan assets	8.000%	8.000%
Rate of compensation increase	N/A	N/A

The Company's expected return on assets assumption is derived from a detailed periodic assessment conducted by its management and its investment adviser. It includes a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the rate of return assumption is derived primarily from a long-term, prospective view. Based on its recent assessment, the Company has concluded that its expected long-term return assumption of eight percent is reasonable.

At December 31, 2003 and 2002, the Plan's assets were comprised of listed common stocks and U.S. government and corporate securities. The Plan's weighted average asset allocation at December 31, 2003 and 2002 by asset category along with the target allocation for 2004 are as follows:

Asset Category	Target Allocations for 2004	Percentage of Plan Assets as of December 31, 2003	Percentage of Plan Assets as of December 31, 2002
Equity Securities	52.0%	53.2%	51.1%
Debt Securities — core fixed income	41.0%	41.4%	42.6%
Debt Securities — high yield	0%	0%	0%
Real Estate	0%	0%	0%
Other	7.0%	5.4%	6.3%
Total	100.0%	100.0%	100.0%

The Company's investment strategy for its pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class, which is rebalanced as required. The Company utilizes a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company expects to contribute approximately $4,800,000 to the pension plan in 2004.

401(k) Plan

RPC sponsors a defined contribution 401(k) plan that is available to substantially all full-time employees with more than six months of service. This plan allows employees to make tax-deferred contributions from one to 25 percent of their annual compensation, not exceeding the permissible contribution imposed by the Internal Revenue Code. RPC matches 50 percent of each employee's contributions that do not exceed six percent of the employee's compensation. Employees vest in the RPC contributions after three years of service. The Company's matching contributions were $884,000 in 2003, $858,000 in 2002, and $380,000 in 2001.

Stock Incentive Plans

RPC has an Employee Incentive Stock Option Plan (the "1984 Plan") under which 1,000,000 shares of common stock were reserved for issuance. The 1984 Plan expired in October 1994. On January 25, 1994, RPC adopted a new 10-year Employee Stock Incentive Plan (the "1994 Plan") under which 1,000,000 shares of common stock were reserved for issuance. During 1997, an additional 1,600,000 shares were reserved for issuance under this plan. These plans provide for the issuance of various forms of stock incentives, including, among others, incentive and non-qualified stock options and restricted stock. Historically, certain RPC employees, including employees of Marine Products, have participated in these RPC Stock Incentive Plans (the "RPC SIP"). The options generally vest over five years and expire in 10 years.

On January 27, 2004, the RPC, Inc.'s Board of Directors recommended adopting a new 10-year Stock Incentive Plan (the "2004 Plan") under which 1,500,000 shares of common stock have been reserved for issuance. The 2004 Plan is to be voted upon at the Annual Meeting of Stockholders to be held on April 27, 2004. This plan provides for the issuance of various forms of stock incentives, including, among others, incentive and non-qualified stock options and restricted stock.

Following the spin-off, outstanding stock option grants under the RPC SIP held by Marine Products employees who did not also become RPC employees were replaced with the Marine Products Stock Incentive Plan stock option grants. After the spin-off, 180,464 RPC SIP stock options held by Marine Products employees were replaced with Marine Products Stock Incentive Plan stock option grants. As of December 31, 2003, there were 378,581 shares available for the granting of options or other awards under the RPC SIP.

Stock Options

Transactions involving the RPC SIP were as follows:

	Total Shares	Weighted Average Price
Outstanding December 31, 2000	678,475	$ 8.26
Granted	457,500	13.10
Spin-off adjustments	(119,935)	9.80
Canceled	(8,405)	8.77
Exercised	(92,053)	5.80
Outstanding December 31, 2001	915,582	$10.25
Granted	104,500	14.06
Canceled	(130,241)	11.33
Exercised	(27,243)	6.89
Outstanding December 31, 2002	862,598	$10.65
Granted	637,500	9.57
Canceled	(15,081)	11.86
Exercised	(16,462)	6.26
Outstanding December 31, 2003	1,468,555	$10.22

As of December 31, 2003, the options outstanding and the range of exercise prices together with the weighted-average remaining contractual life are as follows:

	Number of Options		Weighted average exercise prices		Weighted average remaining contractual life
Range of exercise prices	Total	Exercisable	Total	Exercisable	
$3.52 – $ 3.91	61,295	61,295	$ 3.74	$ 3.74	1.3 years
$6.06 – $ 6.61	188,040	154,712	$ 6.19	$ 6.22	4.6 years
$9.49 – $14.06	1,219,220	304,720	$11.16	$12.25	7.9 years
	1,468,555	520,727	$10.22	$ 9.45	7.3 years

	2003	2002	2001
Exercisable at December 31,	520,727	364,496	280,923
Weighted average exercise price of exercisable options	$ 9.45	$ 8.51	$ 7.22

Restricted Stock

RPC has granted employees two forms of restricted stock: performance restricted and time lapse restricted. The performance restricted shares are granted, but not earned and issued, until certain five-year tiered performance criteria are met. The performance criteria are predetermined market prices of RPC stock. On the date the stock appreciates to each level (determination date), 20 percent of performance shares are earned. Once earned, the performance shares vest five years from the determination date. After the determination date, the grantee will receive all dividends declared and also voting rights to the shares. Time lapse restricted shares vest 10 years from the grant date. During these 10 years, grantees receive all dividends declared and retain voting rights for the granted shares. Units granted under these restricted stock programs were 25,000 in 2003, 0 in 2002, and 87,000 in 2001. Under the plans, employees earned performance shares of 3,000 shares in 2003, 5,700 shares in 2002 and 17,385 shares in 2001. Employees forfeited 11,350 shares in 2003, 30,404 shares in 2002 and 0 shares in 2001. The fair market value of the stock, on the date of issuance, is being amortized and charged to income over the respective vesting periods.

The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the RPC SIP have lapsed. Upon termination of employment from RPC or, in certain cases, termination of employment from Marine Products or Chaparral, shares with restrictions must be returned to RPC. Restricted stock vested and were released to the applicable employees as follows: 0 shares in 2003, 56,400 shares in 2002, and 60,800 shares in 2001.

Note 12: Related Party Transactions

Effective with the spin-off, the Company established a cash balance at Marine Products of approximately $15 million by transferring a total of $13.8 million in cash and marketable securities. Effective February 28, 2001, the Company began providing certain administrative services to Marine Products. The service agreements are more fully described in Note 2. Charges from the Company (or from corporations that are subsidiaries of the Company) for such services aggregated approximately $496,000 in 2003, $588,000 in 2002 and $868,000 in 2001. The Company's directors are also directors of Marine Products and certain officers are employees of both the Company and Marine Products.

The Company periodically purchases in the ordinary course of business products or services from vendors, who are owned by significant officers or shareholders, or affiliated with the directors of RPC. The total amounts paid to these affiliated parties were approximately $1,058,000 in 2003 and $502,000 in 2002. In addition, during 2003 and 2002, the overhead crane fabrication division of RPC recorded $171,000 and $332,000 in revenues from the powerboat manufacturing segment that is now a subsidiary of Marine Products pursuant to the spin-off, related to the sale, installation and service of overhead cranes.

RPC sponsors a multiple employer benefit plan that includes Marine Products. Following the spin-off, RPC charged Marine Products for, and Marine Products has been obligated to pay, its allocable share of pension costs and the associated funding obligation related to the prior service liabilities of Chaparral employees. Effective December 2003, the related prior service liabilities totaling $3,314,000 and pension assets totaling $2,517,000 were transferred within the multiple employer plan from RPC to Marine Products.

Note 13: Business Segment Information

RPC's service lines have been aggregated into two reportable oil and gas services segments — Technical Services and Support Services — because of the similarities between the financial performance and approach to managing the service lines within each of the segments, as well as the economic and business conditions impacting their business activity levels. The other business segment includes information concerning RPC's business units that do not qualify for separate segment reporting. These business units include an overhead crane fabricator and an interactive training software producer. Corporate includes selected administrative costs incurred by the Company.

Technical Services include RPC's oilfield service lines that utilize people and equipment to perform value-added completion, production and maintenance services directly to a customer's well. These services include fracturing and acidizing pressure pumping services, snubbing, coiled tubing, nitrogen pumping, well control consulting and firefighting, down-hole tools, wireline, fluid pumping, and casing installation services. These Technical Services are primarily used in the completion, production and maintenance of oil and gas wells. The principal markets for this segment include the United States, including the Gulf of Mexico, the mid-continent, southwest and Rocky Mountain regions, and international locations including primarily Africa, Canada and Latin America. Customers include major multi-national and independent oil and gas producers, and selected nationally-owned oil companies.

Support Services include RPC's oilfield service lines that primarily provide equipment for customer use or services to assist customer operations. The equipment and services include drill pipe and related tools, pipe handling, inspection and storage services, work platform marine vessels, and oilfield training services. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. The principal markets for this segment include the United States, including the Gulf of Mexico and the mid-continent regions. Customers include domestic operations of major multi-national and independent oil and gas producers.

The accounting policies of the reportable segments are the same as those described in Note 1 to these consolidated financial statements. RPC evaluates the performance of its segments based on revenues and operating profits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

RPC, Inc. and Subsidiaries

Years ended December 31, 2003, 2002 and 2001

Summarized financial information concerning RPC's reportable segments from continuing operations for the years ended December 31, 2003, 2002 and 2001 are shown in the following table.

	Technical Services	Support Services	Other	Corporate	Total
(in thousands)					
2003					
Revenues	$216,321	$43,909	$10,297	$ —	$270,527
Operating profit (loss)	22,433	2,641	(1,355)	(7,320)	16,399
Capital expenditures [1]	19,445	8,234	37	2,640	30,356
Depreciation and amortization	24,382	7,220	336	1,244	33,182
Identifiable assets	111,718	65,026	5,051	44,955	226,750
2002					
Revenues	$163,593	$35,784	$ 9,653	$ —	$209,030
Operating profit (loss)	(1,162)	(3,154)	(1,603)	(4,507)	(10,426)
Capital expenditures [1]	11,222	7,370	312	3,577	22,481
Depreciation and amortization	22,742	7,394	224	982	31,342
Identifiable assets	105,586	47,243	5,629	37,496	195,954
2001					
Revenues	$214,361	$57,932	$12,228	$ —	$284,521
Operating profit (loss)	33,455	10,136	(1,096)	(4,433)	38,062
Capital expenditures [1]	36,236	7,649	544	1,421	45,850
Depreciation and amortization	17,331	6,954	149	1,102	25,536
Identifiable assets	123,498	46,617	5,520	26,767	202,402

(1) Excludes assets acquired as part of purchases of new businesses during the year.

The following summarizes selected information between the United States and all international locations combined for the years ended December 31, 2003, 2002 and 2001. The revenues are presented based on the location of the use of the product or service. Assets related to international operations are less than 10 percent of RPC's consolidated assets, and therefore are not presented.

Years ended December 31,	2003	2002	2001
(in thousands)			
United States Revenues	$263,684	$198,944	$259,532
International Revenues	6,843	10,086	24,989
	$270,527	$209,030	$284,521

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, December 31, 2003 (the "Evaluation Date"), the Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the Evaluation Date.

Changes in internal control over financial reporting — There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information concerning directors and executive officers is included in the RPC Proxy for its 2004 Annual Meeting of Stockholders, in the section titled "Election of Directors". This information is incorporated herein by reference. Information about executive officers is contained on page 20 of this document.

Audit Committee and Audit Committee Financial Expert

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) is included in the RPC Proxy for its 2004 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors Compensation, Committees and Meetings." This information is incorporated herein by reference.

Code of Ethics

RPC, Inc. has adopted a Code of Business Conduct that applies to all employees. In addition, the Company has adopted a Supplemental Code of Business Conduct and Ethics for Directors, the Principal Executive Officer and Principal Financial and Accounting Officer. Both of these documents are available on the Company's website at www.rpc.net.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) of the Exchange Act is included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy for its 2004 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. Executive Compensation

Information concerning executive compensation is included in the RPC Proxy for its 2004 Annual Meeting of Stockholders, in the section titled, "Executive Compensation." This information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information concerning security ownership is included in the RPC Proxy Statement for its 2004 Annual Meeting of Stockholders, in the sections titled, "Capital Stock" and "Election of Directors." This information is incorporated herein by reference.

Information regarding RPC's equity compensation plans including plans approved by security holders and plans not approved by security holders is included in the section titled, "Executive Compensation" in the RPC Proxy Statement for its 2004 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Party Transactions

Information concerning certain relationships and related party transactions is included in the RPC Proxy for its 2004 Annual Meeting of Stockholders, in the sections titled, "Certain Relationships and Related Party Transactions" and "Compensation Committee Interlocks and Insider Participation." This information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is included in the section titled, "Independent Public Accountants" in the RPC Proxy for its 2004 Annual Meeting of Stockholders. This information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

Consolidated Financial Statements, Financial Statement Schedule and Exhibits.

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.
2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.
3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

   10.1 RPC's 1994 Employees Stock Incentive Plan (incorporated herein by reference to Exhibit A of the definitive Proxy Statement dated March 20, 1994).

   10.6 Form of stock option grant agreement (incorporated herein by reference to Exhibit 10.6 to Form 10-K filed on March 21, 2003).

   10.7 Form of time lapse restricted stock grant agreement (incorporated herein by reference to Exhibit 10.7 to Form 10-K filed on March 21, 2003).

   10.8 Form of performance restricted stock grant agreement (incorporated herein by reference to Exhibit 10.8 to Form 10-K filed on March 21, 2003).

Exhibits (inclusive of item 3 above):

Exhibit Number	Description
3.1	Restated certificate of incorporation of RPC, Inc. (incorporated herein by reference to exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
3.2	Bylaws of RPC, Inc.
4	Form of Stock Certificate (incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
10.1	RPC's 1994 Employees Stock Incentive Plan (incorporated herein by reference to Exhibit A of the definitive Proxy Statement dated March 20, 1994).
10.2	Agreement Regarding Distribution and Plan of Reorganization, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.2 to the Form 10 filed on February 13, 2001).
10.3	Employee Benefits Agreement dated February 12, 2001, by and between RPC, Inc., Chaparral Boats, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.3 to the Form 10 filed on February 13, 2001).
10.4	Transition Support Services Agreement dated February 12, 2001 by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.4 to the Form 10 filed on February 13, 2001).
10.5	Tax Sharing Agreement dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.5 to the Form 10 filed on February 13, 2001).
10.6	Form of stock option grant agreement (incorporated herein by reference to Exhibit 10.6 to Form 10-K filed on March 21, 2003).
10.7	Form of time lapse restricted stock grant agreement (incorporated herein by reference to Exhibit 10.7 to Form 10-K filed on March 21, 2003).
10.8	Form of performance restricted stock grant agreement (incorporated herein by reference to Exhibit 10.8 to Form 10-K filed on March 21, 2003).
21	Subsidiaries of RPC.
23	Consent of Ernst & Young LLP.
24	Powers of Attorney for Directors.
31.1	Section 302 certification for Chief Executive Officer
31.2	Section 302 certification for Chief Financial Officer
32.1	Section 906 certifications for Chief Executive Officer and Chief Financial Officer

REPORTS ON FORM 8-K

Date filed	Date of earliest event	Description of event
October 29, 2003	October 29, 2003	Item 5 and Item 7: Press release announcing 2003 Third Quarter results
October 29, 2003	October 29, 2003	Item 5 and Item 7: Press release announcing Third Quarter Cash Dividend
December 5, 2003	December 5, 2003	Item 5 and Item 7: Press release announcing appointment of Dr. David Tannich to the position of President of Well Control School

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RPC, Inc.

Richard A. Hubbell
President and Chief Executive Officer
(Principal Executive Officer)

March 5, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
Richard A. Hubbell	President and Chief Executive Officer (Principal Executive Officer)	March 5, 2004
Ben M. Palmer	Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2004

The Directors of RPC (listed below) executed a power of attorney, appointing Richard A. Hubbell their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Gary W. Rollins, Director
Henry B. Tippie, Director
James B. Williams, Director
James A. Lane, Jr., Director
Linda H. Graham, Director

Richard A. Hubbell
Director and as Attorney-in-fact

March 5, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE (Item 15 (a))

Schedules not listed above have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
RPC, Inc. and Subsidiaries

	For the years ended December 31, 2003, 2002 and 2001			
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (Recoveries)	Balance at End of Period
(in thousands)				
Year ended December 31, 2003				
Allowance for doubtful accounts	$2,461	$(765)	$ 843 (1)	$2,539
Inventory reserves	$ 130	$ 55	$ (51)(2)	$ 134
Deferred tax valuation allowance	$ 978	$ 0	$ (1)	$ 977
Year ended December 31, 2002				
Allowance for doubtful accounts	$4,118	$(400)	$ (1,257)(1)	$2,461
Inventory reserves	$ 350	$ 53	$ (273)(2)	$ 130
Deferred tax valuation allowance	$ 0	$ 978	$ 0	$ 978
Year ended December 31, 2001				
Allowance for doubtful accounts	$4,994	$ 300	$ (1,176)(1)	$4,118
Inventory reserves	$ 219	$ 55	$ 76 (2)	$ 350
Deferred tax valuation allowance	$ 0	$ 0	$ 0	$ 0

(1) Deductions in the allowance for doubtful accounts principally reflect the write off of previously reserved accounts net of recoveries.

(2) Deductions in the reserve for inventory obsolescence and adjustment principally reflect the sale or disposal of related inventory.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
RPC, Inc.

We have audited the accompanying consolidated balance sheets of RPC, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the years then ended. Our audits also included the financial statement schedule for the years ended December 31, 2003 and 2002, listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The consolidated financial statements and schedule of RPC, Inc. and Subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated February 28, 2002 expressed an unqualified opinion on those statements and schedule before the restatement adjustments reflected on the balance sheet and statements of cash flows and in Notes 1, 7 and 13.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPC, Inc. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the years ended December 31, 2003 and 2002, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets.*

As discussed above, the consolidated financial statements and schedule of RPC, Inc. and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. In the 2001 statement of cash flows presented, the Company reclassified certain investments previously classified as marketable securities to cash and cash equivalents and reflected such changes in the statement of cash flows. Our audit procedures with respect to the restatements of these amounts in the 2001 statement of cash flows included (a) agreeing the investment balance to the investment statement and verifying maturity dates to determine proper classification, (b) agreeing the changes to the statement of cash flows to the changes in the balance sheet and (c) testing the mathematical accuracy of the restatement of the amounts in the statements of cash flows.

The disclosures in Note 7 of the consolidated financial statements of RPC, Inc. and Subsidiaries for the year ended December 31, 2001 have been revised to disclose additional detail with respect to the components of the provision for income taxes. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 included agreeing the components of the provision for income taxes to the Company's underlying records obtained from management.

As described in Note 1, the statements of operations for the year ended December 31, 2001 have been restated to present certain costs and expenses billable to customers gross in the statement of operations. Our audit procedures with respect to the restatements of these amounts in the statement of operations and the corresponding disclosures in Note 1 and Note 13 for 2001 included (a) agreeing revenue restatements to the Company's underlying records and (b) testing the mathematical accuracy of the restatements.

As also discussed in Note 1, the consolidated financial statements of RPC, Inc. and Subsidiaries for the year ended December 31, 2001 have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements, (b) agreeing the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in 2001 related to goodwill that is no longer being amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, (c) agreeing all 2001 expense balances as disclosed for individual intangibles to the Company's underlying accounting records obtained from management, and (d) testing the mathematical accuracy of the reconciliation of pro forma net income to reported net income.

As also discussed in Note 1, the consolidated financial statements of RPC, Inc. and Subsidiaries for the year ended December 31, 2001 have been revised to include the disclosures required by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure,* which was adopted by the Company as of December 31, 2002. Our audit procedures with respect to the disclosures in Note 1 for 2001 included (a) agreeing the previously reported net income to the previously issued financial statements, (b) agreeing the adjustments to reported net income representing compensation expense and pro forma compensation expense (including any related tax effects) related to 2001 to the Company's underlying records obtained from management and (c) testing the mathematical accuracy of the reconciliation of pro forma net income to reported net income and related earnings per share amounts.

In our opinion, the adjustments and disclosures for 2001 in the statements of operations and cash flows and in Notes 1, 7 and 13 with respect to the matters referred to in the preceding five paragraphs are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 27, 2004

NOTE: The following report of Arthur Andersen LLP ("Andersen") is a copy of the report previously issued by Andersen on February 28, 2002. The report of Andersen is included in this annual report on Form 10-K pursuant to rule 2-02(e) of regulation S-X. The Company has not been able to obtain a reissued report from Andersen. Andersen has not consented to the inclusion of its report in this annual report on Form 10-K. Because Andersen has not consented to the inclusion of its report in this annual report, it may be difficult to seek remedies against Andersen, and the ability to seek relief against Andersen may be impaired.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RPC, Inc.:

We have audited the accompanying consolidated balance sheets of RPC, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RPC, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14 is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
February 28, 2002

SELECTED QUARTERLY FINANCIAL DATA

Quarters ended	March 31	June 30	September 30	December 31
(in thousands except per share data)				
2003				
Revenues	$60,700	$70,864	$69,244	$69,719
Net income (loss)	$ 305	$ 4,705	$ 2,577	$ 3,306
Net income (loss) per share — basic:	$ 0.01	$ 0.17	$ 0.09	$ 0.12
Net income (loss) per share — diluted:	$ 0.01	$ 0.16	$ 0.09	$ 0.11**
2002				
Revenues	$50,766	$49,821	$53,370	$55,073
Net income (loss)	$(1,167)	$(1,953)	$(1,040)	$(1,100)
Net income (loss) per share — basic:	$ (0.04)	$ (0.07)	$ (0.04)	$ (0.04)
Net income (loss) per share — diluted:	$ (0.04)	$ (0.07)	$ (0.04)	$ (0.04)

** The sum of the earnings per share for the four quarters differs from annual earnings per share due to the required method of computing the weighted average shares in interim periods.

Officers and Directors

Officers

R. Randall Rollins
Chairman of the Board of Directors

Richard A. Hubbell
President and Chief Executive Officer

Linda H. Graham
Vice President and Secretary

Ben M. Palmer
Vice President, Chief Financial Officer and Treasurer

Directors

R. Randall Rollins §
Chairman of the Board, Rollins, Inc. (Consumer services)

Henry B. Tippie*†
Chairman of the Board and Chief Executive Officer, Tippie Services, Inc. (Management services)

Wilton Looney*
Honorary Chairman of the Board, Genuine Parts Company (Automotive parts distributor)

James A. Lane, Jr.
Executive Vice President, Marine Products Corporation and President, Chaparral Boats, Inc. (Boat manufacturer)

James B. Williams*
Chairman of the Executive Committee, SunTrust Banks, Inc. (Bank holding company)

Gary W. Rollins §
President and Chief Executive Officer, Rollins, Inc. (Consumer services)

Richard A. Hubbell
President and Chief Executive Officer

Linda H. Graham
Vice President and Secretary

*Member of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee

†Chairman of the Audit Committee, Compensation Committee, Diversity Committee, and Nominating and Governance Committee

§Member of the Executive Committee

Stockholder Information

Corporate Offices
RPC, Inc.
2170 Piedmont Road, NE
Atlanta, Georgia 30324
Telephone: 404.321.2140

Stock Listing
New York Stock Exchange

Ticker Symbol
RES

RES
LISTED
NYSE.

Newspaper Symbol
RPC

Investor Relations Web Site
www.rpc.net

Transfer Agent and Registrar
For inquiries related to stock certificates, including changes of address, please contact:
SunTrust Bank, Atlanta
Stock Transfer Department
PO Box 4625
Atlanta, GA 30302
Telephone: 800.568.3476

Annual Meeting
The annual meeting of RPC, Inc. will be held at 1:10 p.m., April 27, 2004, at the corporate offices in Atlanta, Georgia.

Designed by Curran & Connors, Inc. / www.curran-connors.com

2170 Piedmont Road, NE ○ Atlanta, Georgia 30324 ○ www.rpc.net








RPC
An Oil & Gas Services Company